12.31.12

ANNUAL REPORT

THANK YOU...for choosing the Ancora Mutual Funds. We have built the Ancora Funds to be unique and to capitalize on the evolving opportunities of the investment landscape. Our management style has centered on building long-term success for our clients and is applied to the management of all of our funds. Our Mutual Fund managers are the principals of the Fund's Investment Adviser and are the original architects of the Mutual Funds they manage. While no mutual fund can guarantee performance, the Ancora Funds do promise that our investment decisions will be based upon dedicated research and careful execution. An Ancora Financial Advisor is at your disposal regardless of the size of your investment.

PERSONAL ASSISTANCE

1-866-6AN-CORA
Please feel free to dial our toll-free number to speak directly to a knowledgeable representative who can answer any questions or assist you with any issues concerning your account.

ONLINE ACCOUNT MANAGEMENT

www.ancora.ws
Manage your personal account of Ancora Funds online.



ANCORA FUNDS

TABLE OF CONTENTS

This report and the financial statements contained herein are provided for the general information of the shareholders of the Ancora Funds. Investors should carefully consider before investing each Fund's investment objective, risks and expenses. For a prospectus, which contains that information and more information about each Fund, please call 866-626-2672 or visit our website at www.ancorafunds.com. Please read it carefully before you invest or send money.

LETTER TO SHAREHOLDERS



Richard A. Barone
Chairman

Brief Commentary

Often, I am asked the question that if the economy is so weak, why are major corporations doing so well. As you might expect, the answer is not simple and it is full of unintended consequences.

Near zero money market rates play a central role in the distribution of economic rewards and sanctions. For example, the targeted Fed funds rate has allowed corporations to restructure and refinance their balance sheets replacing costly debt and providing leverage to net income. On the other hand, savers have seen their incomes drop resulting in less spending, less confidence, and slower revenue growth.

When corporations anticipate that revenues will grow, they employ resources and hire people today anticipating a brighter future. The result is a current hit to the bottom line. The opposite is true when the future appears less certain. Corporations will look for ways to cut expenses and lay off people in order to maximize current income. This results in higher current profits but lower capacity utilization and a lower employment rate.

In order to keep interest rates low and maintain a reasonable level of current spending, the Fed has absorbed the excess between what the government spends and what it receives in revenue and has flooded the market with billions of dollars. Besides simply monetizing the debt its objective is to reinflate the country's asset base, focusing on the housing market and the stock market and hoping the wealth effect will restore a higher level of confidence and encourage consumers to spend.

Perhaps the most important of the unintended consequences is the fact that corporations have prospered and those in control have seen their profits, pay and assets increase while the majority of people have not. In fact, policies aimed to redistribute wealth have had the opposite effect. Wealth and prosperity have resurfaced among the top 1 percent wage earners in the United States much to the chagrin of our central planners. In the near future, we should expect more of the same until such time when confidence in the future finally returns and corporations begin investing in people once again.

The Ancora Funds

During the second half of 2012, your Board of Directors concluded that in order to meaningfully expand our asset base our operating costs would have to decline. Effective January 1, 2013, they took action by converting our Class D shares to Class I shares thereby eliminating the very modest but still significant 12b-1 distribution charge. In addition, expense caps were placed on Class I shares of the Ancora Income Fund and the Ancora Microcap Fund. Additionally; the Funds have significantly expanded distribution availability by entering into agreements with various financial intermediaries to include the Ancora Funds products on their platforms.

On January 1st of 2013, we also added the Ancora/Thelen Small-Mid Cap Fund with Class C and Class I offerings. The Fund emphasizes equity investments in companies with market capitalizations between $100 million and $10 billion. The portfolio of 40-60 holdings focuses on companies that have strong franchise value but that may currently be out of favor, underfollowed companies that receive little Wall Street research attention and special situation investments that are frequently misunderstood by the market such as spinoffs and corporate restructurings. Through February 26, 2013 the fund has over $20.9 million in assets. More information about this fund will be provided in our future reports or can be obtained at www.ancorafunds.com.

The Ancora Income Fund

With interest rates hovering near all-time lows, the Barclay's Aggregate Bond Index produced a positive total return of 4.23% for all of 2012. Against this backdrop, the Ancora Income Class C and Class D shares provided returns of 6.84% and 7.19% respectively. Our Fund seeks to provide a high total return, consistent with a portfolio primarily composed of investment grade securities.

Among the strategies employed by the Ancora Income Fund is the investment in closed-end investment company income funds. We look for those funds which sell at discounts to their underlying asset values. Over the years, we have found that in periods when the outlook for interest rates is positive and investors scramble to lock up yields, the discounts at which these funds trade in the marketplace tend to narrow. These investment companies in our portfolio, then, are able to capture not only the return of rising bond prices, but the additional return associated with narrowing discounts. At the end of 2012 the Ancora Income Fund held approximately 20% of its portfolio in Closed-End Income Funds.

Likewise, as investors continued to seek yield within their risk parameters, shares of Corporate Bond Trust Certificates, and the Preferred Shares of Real Estate Investment Trusts and Closed-End Investment Companies, all of which comprise the majority of our portfolio, continued to rise in price. For 2012, this

LETTER TO SHAREHOLDERS (CONTINUED)

enabled our Fund to outperform the index which is heavily weighted toward low yielding U.S. Government securities.

On the negative side, while floating rate and short maturity debt will partially protect our portfolio in times of rising interest rates, our small investment in these securities produced very small total returns in 2012.

Ancora Equity Fund

Since inception nine years ago, the Ancora Equity Fund has essentially tracked the blended index consisting of large capitalization growth and value corporations. For 2012, the Ancora Equity Fund Class C and Class D shares produced returns of 13.16% and 13.69%, respectively. The S&P 500 Index rose 16% during this same time.

As has been the case over the past several years, the Ancora Equity Fund has held significant positions in both healthcare and technology believing that even in difficult economic times, these two industries will continue to grow. Healthcare companies such as Abbott Labs, Pfizer, Novartis, Baxter and Celgene, as well as technology companies such as IBM, Cisco and Qualcomm have led our performance. During the course of 2012, financial service companies such as Bank of New York and J.P. Morgan began to contribute to the upside. The negatives tended to be mostly individual issues such as EMC, Microsoft, Teva and Corning; companies which we continue to believe have positive fundamentals going forward.

Ancora Micro Cap Fund

The Ancora Microcap Fund rebounded significantly in 2012 with the C shares returning 14.27% and D shares returning 14.89%. These results were aided significantly by several buyouts of portfolio companies particularly during the second half of the year. Nevertheless given the conservative stance of the Fund in terms of cash reserves and the relatively low leverage (debt) of our portfolio companies, we were unable to match the torrid pace of the Russell Microcap Index which was up 19.74% for the year.

The Microcap Fund is diversified among a number of industries with Consumer products, Technology and Healthcare being the three largest. We continue to emphasize strong balance sheets, substantial cash positions and insider buying in our portfolio companies and these characteristics currently are most prevalent in the industries mentioned above. We have found in the past that these characteristics have been associated with positive returns in the Microcap universe and having strong financial position provides us with the confidence to build our positions at attractive prices even during negative market environments.

Ancora Special Opportunities Fund

The Ancora Special Opportunities Fund seeks out investments which we believe are undergoing or about to undergo meaningful changes in strategies, product or services acceptance in the marketplace and/or balance sheet restructuring. Oftentimes these companies are targets for acquisition or liquidation. Since these developments cut across all market capitalizations, our Fund has very little correlation with any known index. Morningstar places our Fund in the small cap value category which clearly does not correspond to our weighted market capitalization. Although we use the Wilshire 5000 Index which includes large and small cap companies, the dominance of large cap companies in this index does not represent the makeup of our portfolio.

For 2012, the Ancora Special Opportunity Fund Class C and Class D shares produced returns of 20.4% and 20.97%, respectively. The Wilshire 5000 Index rose 16.07% during this same period. Among the companies helping to achieve these returns is Mace Security International, Citigroup, Pfizer, and Albany Molecular.

Our largest disappointment was Lakeland Industries, a manufacturer of protective clothing, which lost a $10 million lawsuit in its fastest growing market of Brazil. Other underperformers included Cliffs, Legg Mason and Artio.

Sincerely,

Richard A Barone
Chairman

ANCORA'S LEGACY

Ancora Advisors was incorporated in 2003, although its lineage dates back to 1973 when Richard Barone founded The Maxus Investment Group. In 1985, the original Maxus Mutual Fund was founded and in the mid 1990's the Maxus Investment Group merged with Gelfand Partners. Since the acquisition of Maxus by a well-known regional bank in early 2001, many of the former principals have reunited "Once Again". In January 2004, the Ancora Family of Funds commenced operation and, as we have done in the past, we will again strive to build long-term success for our clients.

FUNDS	TICKER SYMBOL	INCEPTION DATE
ANCORA INCOME FUND		
CLASS C	ANICX	1/5/2004
CLASS D	ANIDX	1/5/2004
ANCORA EQUITY FUND		
CLASS C	ANQCX	1/5/2004
CLASS D	ANQDX	1/5/2004
ANCORA MICROCAP FUND		
CLASS C	ANCCX	9/2/2008
CLASS D	ANCDX	9/2/2008
ANCORA SPECIAL OPPORTUNITY FUND		
CLASS C	ANSCX	1/5/2004
CLASS D	ANSDX	1/5/2004

Distinguishing Features of Ancora:

Consistent investment process:
Each portfolio manager applies a consistent investment philosophy and process to building and managing the funds. We employ in-house research to identify companies we believe are currently trading at a substantial discount to what we consider to be their underlying business value.

Do not over-diversify:
Our portfolios generally hold a smaller number of stocks in the portfolio (25-60 stocks, for example, rather than 100-150) which is important to our investment philosophy. By building focused portfolios, our managers' best ideas can have a meaningful impact on investment performance.

Client Focus
Our commitment to our clients is to help them reach their financial objectives by making investments in our people and technology, maintaining high standards of excellence in performance, ethics and accuracy, and to always keep our clients' interests above all others.

Independence and Stability
As an employee-owned, full-service investment firm that has operated privately since our founding, we have the independence and objectivity to focus on what we believe is best for our clients.

Experienced Investment Team
Our investment management team consists of several senior professionals involved in both equity and fixed-income management. Our professional staff averages in excess of twenty years of investment experience.

ANCORA
INCOME FUND

ANCORA INCOME FUND

INVESTMENT OBJECTIVE:

THE ANCORA INCOME FUND SEEKS TO PROVIDE INVESTORS A HIGH LEVEL OF CURRENT INCOME WITH A SECONDARY OBJECTIVE OF CAPITAL APPRECIATION.



PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
45 Years

RICHARD A. BARONE is Chairman of Ancora Advisors and oversees or manages a variety of investment strategies for the firm including the investments for the Ancora Funds.

Mr. Barone is the former Chief Executive Officer of Maxus Investment Group which he founded in 1973. Maxus became one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest before the business was sold in January, 2001. Since 1973, Mr. Barone has managed a variety of proprietary mutual funds as well as the investment portfolios for institutional clients and high net worth individuals.

Mr. Barone was born in 1942 and is a graduate of Georgetown University with a degree in Economics. He has undertaken extensive graduate studies and independent research at Georgetown University, Northwestern University and Case Western Reserve University.

FUND STATISTICS:

_____

NET ASSETS:

$23.5 MILLION*

_____

INCEPTION DATE:

JANUARY 5, 2004

_____

TICKERS:

CLASS C – ANICX
CLASS D – ANIDX

_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of December 31, 2012

ANCORA INCOME FUND

INVESTMENT STRATEGY

■ Portfolio invests primarily in investment grade, income-producing securities, including securities of closed end funds having portfolios consisting primarily of income-producing securities.

■ To preserve investor's capital through its active participation in the market.

■ Seeks to optimize return potential while maintaining moderate risk

TOP HOLDINGS: DECEMBER 31, 2012 [d]	
NAME	% OF NET ASSETS
First American Government Obligations	5.4%
The GDL Fund - 7.00 %	4.7%
Putnam Premier Income Trust	4.7%
Gabelli Dividend & Income Trust - 5.875%	3.8%
General American Inv Co Pfd - 5.95%	3.8%
Preferredplus Trust Verizon - 7.625%	3.3%
Strategic Global Income Fund, Inc.	3.3%
MFS Multimarket Income Trust	3.1%
Special Opportunities Fund, Inc. - 3%	3.0%
Western Asset Claymore Inflation-Linked Opp & Income Fund	2.8%

SECTOR DIVERSIFICATION: DECEMBER 31, 2012 [d]	
NAME	% OF NET ASSETS
Traditional Preferred	9.77%
Direct Trust Certificates	23.91%
Third Party Trust Certificates	8.52%
Closed-End Income Funds	19.59%
Closed-End Fund, Senior Securities	17.50%
REIT Preferred Shares	17.90%
Money Market Securities	5.41%
Other	(2.60)%

TOTAL RETURNS: DECEMBER 31, 2012 [d]	ONE YEAR	THREE YEARS	FIVE YEARS	INCEP YTD[a]
ANCORA INCOME FUND - C[b]	6.84%	8.35%	7.66%	5.26%
ANCORA INCOME FUND - D[b]	7.19%	8.61%	7.94%	5.52%
BARCLAY's AGG. INDEX[c]	4.23%	5.92%	5.70%	5.17%

a) Inception data reflects the annualized return since 1/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions. The Index is an unmanaged benchmark that assumes reinvestment of all distributions and excludes the effect of taxes and fees.
c) The Barclay's Aggregate Bond Index is a widely recognized unmanaged index of bond prices and is representative of a broader market and range of securities than is found in the Fund's portfolio. Individuals cannot invest directly in the Index.
d) Data is unaudited.

Six Months Ended 12/31/12

Best Performing Securities:

■ US Bancorp Del Perp PFD Ser A
■ MFS Multimarket Income Trust
■ Putnam Permier Income Tr Sh Ben Int
■ Special Opportunities FD Inc PFD
■ Apollo Coml Real Est Fin Inc Cum Redeem

Worst Performing Securities

■ Public Storage PFD 1/1000 x
■ Royce Value Tr Inc PFD Stk 5.90%
■ Royce Micro-Cap Tr Inc Pfd Stk 6.00%
■ Equity Residential – 6.48%, Series N
■ Cortis Tr Bristol Myers Squibb Cort A 6.80%

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.


Growth of a $1,000,000 Investment
Ancora Income Fund - Class D
Barclay Agg. Index
in $1,000's
1,675
1,575
1,475
1,375
1,275
1,175
1,075
975
875
Incep
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12

* Inception: 1/5/04

The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2012. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. *Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.*

Past performance is no guarantee of future results. Performance is unaudited.

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% NET ASSETS
	Traditional Preferred		
12,000	Bank of New York Mellon - 5.20%, Series C	$ 301,560	
15,000	Charles Schwab Corp. B – 6.00%	392,250	
22,000	JP Morgan Chase Co. - 5.50%, Series O	553,080	
15,000	PNC Financial Services - 5.375%, Series Q	374,250	
10,000	Prudential Financial Inc. - 5.75%	255,000	
16,500	Wells Fargo Co. - 5.20%, Series N	415,470	
	TOTAL TRADITIONAL PREFERRED (Cost $2,262,241)	2,291,610	9.77%
	Corporate Bond Trust Certificates		
	Direct Trust Certificates		
10,000	Aegon N.V. – 8.00%	279,800	
10,000	Aspen Insurance Holdings Ltd. - 7.25%	261,800	
10,000	Aviva Plc Cap Sec - 8.25%	278,000	
12,000	American Financial Group - 5.75%	303,960	
10,000	Affiliated Managers Group - 5.25%	252,563	
10,000	Aflac Inc. - 5.50%	254,500	
15,000	Ares Capital - 5.875%	368,550	
25,000	Citigroup Capital VII - 7.125%	634,500	
5,000	DTE Energy Co. - 5.25%, Series C	126,000	
12,000	Hercules Technology Growth - 7.00%	300,960	
15,000	Merrill Lynch Capital Trust III - 7.00%, Series D	374,850	
10,700	Protective Life Corp. - 6.00%	273,824	
12,000	Public Storage V - 5.375%	309,600	
15,000	Privatebancorp, Inc. - 7.125%	384,750	
20,000	Torchmark Corp. 5.875%	506,000	
12,000	Southern California Edison Trust - 5.625%	309,600	
15,000	Stanley Black & Decker - 5.75%	389,250	
		5,608,507	23.91%
	Third Party Bond Trust Certificates		
12,400	CBTCS Duke - 7.875%	323,516	
29,500	Corporate Backed Trust Certificates, Federal Express Corp. - 7.75%	329,515	
34,000	Strats Trust Goldman Sachs - 7.5%	476,000	
5,500	Strats Walmart Stores (a)	101,090	
29,000	Preferredplus Trust Verizon - 7.625%	767,949	
		1,998,070	8.52%
	TOTAL CORPORATE BOND TRUST CERTIFICATES (Cost $7,417,645)	7,606,577	32.43%
	Investment Companies		
	Closed-End Income Funds		
100,000	MFS Multimarket Income Trust	728,000	
70,000	MFS Government Markets Income Trust	479,500	

* See accompanying notes which are an integral part of the financial statements.

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% NET ASSETS
	Closed-End Income Funds (continued)		
80,000	MFS Intermediate Income Trust	515,200	
70,000	Putnam Master Intermediate Income Trust	354,200	
200,000	Putnam Premier Income Trust	1,092,000	
70,000	Strategic Global Income Fund, Inc.	767,900	
50,000	Western Asset Claymore Inflation-Linked Opportunity & Income Fund	660,000	
		4,596,800	19.59%
	Closed-End Funds, Senior Securities		
35,000	Gabelli Dividend & Income Trust - 5.875%, Class A	900,550	
35,000	General American Inv Co Pfd - 5.95%, Series B	893,903	
13,500	Special Opportunities Fund, Inc. - 3%	695,520	
22,000	The GDL Fund - 7.00 %, Series A	1,105,060	
50,000	Tortoise Energy Capital Corp. - 3.95%	510,000	
		4,105,033	17.50%
	TOTAL INVESTMENT COMPANIES (Cost $8,315,207)	8,701,833	37.09%
	REIT Preferred Shares		
20,000	Apollo Commercial Real Estate - 8.625%, Series A	521,800	
15,000	Chesapeake Lodging Trust - 7.75%, Series A	396,750	
15,000	Commonwealth Reit - 6.50%, Series D	346,200	
10,000	Duke Realty Corp. - 8.375%, Series O	252,860	
12,000	Entertainment Properties - 6.625%, Series F	295,200	
10,000	Kimco Realty Corp. - 5.5%, Series J	248,100	
11,000	LaSalle Hotel Properties Pfd - 7.50%, Series H	283,250	
25,500	Prologis, Inc. - 6.750%, Series S	637,755	
10,000	PS Business Parks, Inc. - 5.75%, Series U	250,000	
7,000	Summit Hotel Properties - 9.25%, Series A	184,810	
10,000	Vornado Realty Trust - 5.7%, Series K	255,300	
20,000	Winthrop Realty Trust - 9.25%, Series D	528,800	
	TOTAL REIT PREFERRED SHARES (Cost $3,898,451)	4,200,825	17.90%
	Money Market Securities		
	First American Government Obligations		
	Class Y, 0.02% (b) (Cost $1,270,374)	1,270,374	
		1,270,374	5.41%
	TOTAL INVESTMENTS (Cost$23,163,918)	24,071,219	102.60%
	Liabilities in Excess of Other Assets	(609,963)	(2.60)%
	TOTAL NET ASSETS	$ 23,461,256	100.00%

* See accompanying notes which are an integral part of the financial statements

(b) Variable rate security; the coupon rate shown represents the 7 day yield as of December 31, 2012.

ANCORA
EQUITY FUND

INVESTMENT OBJECTIVE:

THE **ANCORA EQUITY FUND** **SEEKS TO PROVIDE INVESTORS A HIGH TOTAL RETURN, A COMBINATION OF CAPITAL APPRECIATION IN THE VALUE OF ITS SHARES AS WELL AS INCOME.**



PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
45 Years

RICHARD A. BARONE is Chairman of Ancora Advisors and oversees or manages a variety of investment strategies for the firm including the investments for the Ancora Funds.

Mr. Barone is the former Chief Executive Officer of Maxus Investment Group which he founded in 1973. Maxus became one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest before the business was sold in January, 2001. Since 1973, Mr. Barone has managed a variety of proprietary mutual funds as well as the investment portfolios for institutional clients and high net worth individuals.

Mr. Barone was born in 1942 and is a graduate of Georgetown University with a degree in Economics. He has undertaken extensive graduate studies and independent research at Georgetown University, Northwestern University and Case Western Reserve University.

FUND STATISTICS:

_____

NET ASSETS:

$9.2 MILLION*

_____

INCEPTION DATE:

JANUARY 5, 2004

_____

TICKERS:

CLASS C – ANQCX
CLASS D – ANQDX

_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of December 31, 2012

INVESTMENT STRATEGY

■ Invests in publicly traded equity securities or securities convertible into equity securities of companies that are leaders in their industry or have products or services which have dominance in the marketplace.

■ Tends to be overweight undervalued securities and sectors, which captures value opportunities that the index does not

■ Adheres to a disciplined portfolio re-balancing to realize capital gains, avoid over-concentration and control downside risk and volatility

■ Sell discipline helps to manage risk

FUND POSITIONING

■ Large capitalization stocks should benefit over the next several years from recent tax legislation.

■ Large cap stocks and other market leaders are now trading at low levels relative to historic valuations. The weaker dollar helps the profitability of these companies, as many of them tend to have large overseas operations.

Six Months Ended 12/31/12

Best Performing Securities:
■ Celgene Corp.
■ Baxter Intl Inc.
■ Ameriprise Financial Inc.
■ eBay Inc.
■ Abb Ltd Sponsored ADR

Worst Performing Securities:
■ Microsoft Corp.
■ UAL Corp.
■ Intel Corp.
■ Xerox Corp.
■ Apache Corp.

TOP HOLDINGS: DECEMBER 31, 2012 [d]

NAME	% OF NET ASSETS
Celgene Corp.	5.5%
EMC Corp.	5.5%
Boulder Total Return Fund, Inc.	5.5%
Tri Continental Corp.	5.2%
International Business Machines Corp.	4.2%
Pfizer, Inc.	4.1%
First American Government Obligations	3.7%
Abbott Laboratories	3.6%
Apache Corp.	3.4%
Ameriprise Financial, Inc.	3.4%

SECTOR DIVERSIFICATION: DECEMBER 31, 2012 [d]

NAME	% OF NET ASSETS
Basic Materials	1.41%
Energy	5.24%
Financial	14.49%
Health Care	19.46%
Industrial Goods	5.00%
Machinery & Equipment	6.97%
Entertainment & Media	2.71%
Technology	28.56%
Investment Companies	12.79%
Money Market Securities	3.72%
Other	(0.35)%

TOTAL RETURNS: DECEMBER 31, 2012 [d]

	ONE YEAR	THREE YEARS	FIVE YEARS	INCEP YTD[a]
ANCORA EQUITY FUND - C[b]	13.16%	5.11%	-0.65%	3.47%
ANCORA EQUITY FUND - D[b]	13.69%	5.63%	-0.16%	3.96%
S&P 500 INDEX[c]	16.00%	10.87%	1.66%	4.97%

a) Inception data reflects the annualized return since 1/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions. The Index is an unmanaged benchmark that assumes reinvestment of all distributions and excludes the effect of taxes and fees.
c) The S&P 500 Index, an unmanaged index, consists of 500 stocks chosen for market size, liquidity, and industry group representation. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this index, your returns would be lower once fees and/or commissions are deducted
d) Data is unaudited.


Growth of a $1,000,000 Investment
Ancora Equity Fund - Class D
S&P 500 Index
in $1,000's
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
Incep
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
* Inception: 1/5/04

The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2012. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. *Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.*

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA EQUITY FUND

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% NET ASSETS
	Common Stocks		
	Basic Materials		
15,000	Alcoa, Inc	$ 130,200	
		130,200	1.41%
	Energy		
4,000	Apache Corp.	314,000	
3,000	Helmerich & Payne, Inc.	168,030	
		482,030	5.24%
	Financial Services		
5,000	Ameriprise Financial, Inc.	313,150	
10,000	Bank of New York Mellon, Corp.	257,000	
5,000	JP Morgan Chase Co.	219,846	
5,000	State Street Corp.	235,050	
12,000	Legg Mason, Inc.	308,640	
		1,333,686	14.49%
	Health Care		
5,000	Abbott Labratories	327,500	
3,000	Baxter International, Inc.	199,980	
6,500	Celgene Corp. (a)	510,055	
3,000	Novartis AG ADR (c)	189,900	
15,000	Pfizer, Inc.	376,190	
5,000	Teva Pharmaceutical Industries Ltd. (c)	186,700	
		1,790,325	19.46%
	Industrial Goods		
20,000	Corning, Inc.	252,400	
10,000	ABB Ltd. ADR (c)	207,900	
		460,300	5.00%
	Machinery and Equipment - 6.97%	255,180	
3,000	Parker Hannifin Corp.	134,413	
1,500	Caterpillar, Inc.	251,880	
12,000	General Electric Co.	641,473	6.97%
	Entertainment & Media		
5,000	Walt Disney Co.	248,950	
		248,950	2.71%
	Technology		
20,000	EMC Corp. (a)	506,000	
5,000	Ebay, Inc. (a)	254,989	
10,000	Cisco Systems, Inc.	196,494	
5,000	Intel Corp.	103,100	
2,000	International Business Machines Corp.	383,100	
15,000	International Game Technology	212,550	
10,000	Microsoft Corp.	267,097	
30,000	Xerox Corp.	204,600	
5,000	Qualcomm, Inc.	309,298	
3,000	Thermo Fisher Scientific, Inc.	191,338	
		2,628,566	28.56%
	TOTAL COMMON STOCK (Cost $6,211,268)	7,715,530	83.84%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% NET ASSETS
	Investment Companies		
25,000	Madison Claymore Covered Call & Equity Strategy Fund	190,500	
28,000	Boulder Total Return Fund, Inc. (a)	505,120	
30,000	Tri Continental Corp.	481,500	
	TOTAL INVESTMENT COMPANIES (Cost $862,336)	1,177,120	12.79%
342,621	First American Government Obligations Fund-		
	Class Y, 0.02%, ($342,621) (a) (b)	342,621	3.72%
	TOTAL INVESTMENTS (Cost $7,416,225)	9,235,271	100.35%
	Liabilities in Excess of Other Assets	(32,413)	(0.35%)
	TOTAL NET ASSETS	$ 9,202,858	100.00%

* See accompanying notes which are an integral part of the financial statements

(a) Non-Income producing.

(b) Variable rate security; the coupon rate shown represents the 7 day yield as of December 31, 2012.

(c) ADR - American Depository Receipt

ANCORA
MICROCAP FUND

INVESTMENT OBJECTIVE:

THE ANCORA MICROCAP FUND SEEKS TO OBTAIN CAPITAL APPRECIATION.



PORTFOLIO MANAGER:

Denis Amato
Chief Equity Officer, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
42 Years

Denis J. Amato began his investment career in 1969 as a portfolio manager in the Trust Department of a major banking institution based in Cleveland, Ohio. There, Mr. Amato managed both pension and profit sharing portfolios. Subsequently he served as the Bank's Research Director and Chief Investment Officer.

Mr. Amato joined Gelfand Partners Asset Management in 1991 as the firm's Chief Investment Officer. Mr. Amato remained the company's lead equity portfolio strategist through the firm's merger with Maxus in 1997. At Maxus, Mr. Amato managed individual high net worth client portfolios as well as the Maxus Ohio Heartland Fund, which focused primarily on the buying and selling of securities in Ohio based companies.

After the sale of the business in January 2001, Mr. Amato served as the Chief Investment Officer for the Bank's Northeast Ohio region. In addition, Mr. Amato continued to manage both individual and institutional portfolios as well as two Mutual Funds.

Mr. Amato has a BBA Magna Cum Laude and MBA from Case Western University. Mr. Amato is a Chartered Financial Analyst and is a former President of the Cleveland Society of Security Analysts.

FUND STATISTICS:

_____

NET ASSETS:

$7.6 MILLION*

_____

INCEPTION DATE:

SEPTEMBER 2, 2008

_____

TICKERS:

CLASS C – ANCCX
CLASS D – ANCDX

_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of December 31, 2012

INVESTMENT STRATEGY

■ Pursues objective by investing at least 80% of its portfolio in equity securities of companies whose market capitalizations are under $500 million.

FUND POSITIONING

■ In the history of the U.S. stock market, two classes of stock have tended to out-perform the market as a whole; small caps and stocks with a low price to book ratio (commonly called value stocks). The Ancora MicroCap Fund intends to take advantage of this phenomenon by investing in smaller, overlooked companies that trade at a discount to their intrinsic value.

■ Many Micro-cap stocks are currently experiencing a time of depressed price/book valuations relative to historical levels. Recent history has shown (specifically from September 2002 through September 2003) that periods in which micro-cap stocks trade at below-average price/book levels are followed by periods in which micro-cap stocks outperform the broader market.

TOP HOLDINGS: DECEMBER 31, 2012 [d]

NAME	% OF NET ASSETS
First American Government Obligations	9.7%
Albany Molecular Research, Inc.	3.5%
Aviat Networks, Inc.	3.0%
Callaway Golf Co.	3.0%
John B Sanfilippo & Son, Inc.	2.5%
Lydall, Inc.	2.4%
Imation Corp.	2.3%
Kimball International, Inc. Class-B	2.3%
Presidential Life Corp	2.2%
Landec Corp.	2.0%

SECTOR DIVERSIFICATION: DECEMBER 31, 2012 [d]

NAME	% OF NET ASSETS
Basic Materials	5.24%
Consumer Products & Services	24.51%
Corporate Services	7.15%
Energy	2.63%
Financial	8.38%
Healthcare	15.10%
Machinery & Equipment	7.03%
Technology	18.43%
Transportation	0.57%
Money Market Securities	9.72%
Other	(0.99)%

TOTAL RETURNS: DECEMBER 31, 2012 [d]

NAME	ONE YEAR	THREE YEAR	INCEP YTD[a]
ANCORA MICROCAP FUND - C[b]	14.27%	10.14%	6.27%
ANCORA MICROCAP FUND -D[b]	14.89%	10.69%	6.79%
RUSSELL MICROCAP INDEX[c]	19.74%	11.88%	3.96%

Six Months Ended 12/31/12

Best Performing Securities:

■ Authentec Inc.
■ Albany Molecular Research Inc.
■ Christopher & Banks Corp.
■ Kimball International Inc. Class B
■ Presidential Life Corp.

Worst Performing Securities:

■ AXT Inc.
■ Penford Corp.
■ Imation Corp.
■ Neutral Tandem Inc.
■ Lakeland Industries Inc.

a) Inception data reflects the annualized return since 09/02/08.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Russell Microcap Index measures the performance of the Microcap segment of the U.S. equity market. It makes up less than 3% of the U.S. equity market. It includes 1,000 of the smallest securities in the small-cap Russell 2000 Index based on a combination of their market cap and current index membership. If you were to purchase the securities that make up this index, your return would be lower once fees and/or commissions are deducted.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares*. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.*



Growth of a $1,000,000 Investment

* Inception: 9/2/08

The chart above assumes an initial investment of $1,000,000 made on September 2, 2008 (commencement of Fund operations) and held through December 31, 2012. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% NET ASSETS
	Common Stocks		
	Basic Materials		
6,500	Insteel Industries, Inc.	$ 81,120	
16,000	Landec Corp. (a)	152,160	
17,500	Penford Corp. (a)	128,625	
4,500	Zoltek Companies, Inc. (a)	34,875	
		396,780	5.24%
	Consumer Products & Services		
4,664	A.T. Cross Co. Class-A (a)	50,278	
35,000	Callaway Golf Co.	227,500	
30,000	Cobra Electronics Corp. (a)	113,700	
10,000	Courier Corp.	110,000	
38,121	Emerson Radio Corp. (a)	65,949	
5,000	Hooker Furniture Corp.	72,650	
6,500	Jakks Pacific Inc.	81,380	
10,549	John B Sanfilippo & Son, Inc. (a)	191,781	
60,000	Kid Brands, Inc. (a)	93,000	
15,000	Kimball International, Inc. Class-B	174,150	
29,712	Lakeland Industries, Inc. (a)	147,372	
10,000	Lincoln Educational Services	55,900	
20,000	Luby's Inc (a)	133,800	
150,000	Mace Security International, Inc. (a) (c) (d)	53,250	
43,771	Natuzzi, S.P.A. ADR (a)	84,040	
15,250	Perma-Fix Environmental Services, Inc. (a)	10,387	
28,879	Stanley Furniture Co. Inc. (a)	129,956	
4,728	Tandy Brands Accessories, Inc. (a)	7,092	
20,000	Wet Seal, Inc. Class-A (a)	55,200	
		1,857,385	24.51%
	Corporate Services		
20,000	Hawaiian Holdings, Inc. (a)	131,400	
9,000	Heidrick & Struggles International Inc.	137,340	
65,000	Iteris, Inc. (a)	110,500	
5,000	Nash Finch Co.	106,400	
10,980	RCM Technologies, Inc. (a)	56,547	
		542,187	7.15%
	Energy		
7,500	Goodrich Petroleum Corp (a)	69,900	
15,000	Vaalco Energy, Inc (a)	129,750	
		199,650	2.63%
	Financial		
10,000	Boston Private Financial Holdings Inc.	90,100	
20,000	FBR & Co. (a)	77,400	
10,000	LNB Bancorp, Inc.	59,000	
10,000	MVC Capital Inc.	121,500	
2,000	Phoenix Companies, Inc. (a)	49,460	
21,100	PVF Capital Corp. (a) (e)	46,209	
7,500	State Auto Financial Corp.	112,050	
15,000	Trustco Bank Corp. (a)	79,200	
		634,919	8.38%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% NET ASSETS
	Healthcare		
50,000	Albany Molecular Research, Inc. (a)	264,000	
12,047	Cryolife, Inc.	75,053	
60,442	Digirad Corp. (a)	123,906	
13,470	Heska Corp.	109,107	
4,000	Invacare Corp.	65,200	
24,995	Lannett Co., Inc. (a)	123,975	
29,002	Medical Action Industries, Inc. (a)	78,015	
25,000	RTI Biologics, Inc. (a)	106,750	
10,044	Syneron Medical Ltd. (a)	87,081	
69,878	Theragenics Corp. (a)	111,106	
		1,144,193	15.10%
	Machinery & Equipment		
22,500	Deswell Industries, Inc.	53,998	
4,500	FreightCar America	100,890	
11,040	Lawson Products, Inc.	109,296	
12,500	Lydall, Inc. (a)	179,250	
5,000	Material Sciences Corp. (a)	45,150	
7,500	Perceptron, Inc. (a)	44,250	
		532,834	7.03%
	Technology		
7,802	Accelrys, Inc. (a)	70,608	
13,860	Amtech Systems, Inc. (a)	44,629	
80,000	Axcelis Technologies, Inc. (a)	110,400	
70,000	Aviat Networks, Inc. (a)	230,300	
34,450	AXT Inc. (a)	96,805	
28,170	BTU International, Inc. (a)	54,932	
4,544	Digital Ally, Inc. (a)	15,813	
13,048	Frequency Electronics, Inc. (a)	107,255	
4,000	Hawaiian Telcom Holdco, Inc. (a)	78,000	
60,718	iGo, Inc (a)	17,305	
37,590	Imation Corp. (a)	175,545	
12,500	Kopin Corp. (a)	41,625	
33,812	Leadis Technology, Inc. (a)	8,081	
9,000	Neutral Tandem, Inc. (a)	23,130	
2,600	Planar Systems, Inc. (a)	3,718	
12,500	Rimage Corp.	83,500	
8,000	Sillicon Graphics International Corp. (a)	81,840	
13,500	Sillicon Image, Inc. (a)	66,960	
13,322	Trio-Tech International (a)	20,249	
15,550	Vicon Industries, Inc. (a)	44,784	
55,000	WPCS International Inc. (a)	21,450	
		1,396,929	18.43%

* See accompanying notes which are an integral part of the financial statements

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% NET ASSETS
	Transportation		
24,000	Euroseas Ltd.	21,840	
24,325	Frozen Food Express Industries (a)	21,649	
		43,489	0.57%
	TOTAL Common Stock (Cost $6,111,534)	6,748,366	91.27%
	Money Market Securities		
736,411	First American Government Obligations Fund		
	Class Y, 0.02%, (Cost $736,411) (a)(b)	736,411	
		736,411	9.72%
	TOTAL INVESTMENTS (Cost $6,847,945)	7,484,777	100.99%
	Assets in Excess of Other Liabilities	94,142	(0.99)%
	TOTAL NET ASSETS	$ 7,578,919	100.00%

* See accompanying notes which are an integral part of the financial statements

(a) Non-Income producing.

(b) Variable rate security; the coupon rate shown represents the 7 day yield as of December 31, 2012.

(c) Fund, Advisor, and other related entities own more than 5% of security.

(d) The Ancora Funds' Chairman and Portfolio Manager both serve on the Board of Directors for this company.

(e) The CEO of Ancora Advisors serves on the Board of Directors for this company.

(THIS PAGE INTENTIONALLY LEFT BLANK)

ANCORA
SPECIAL OPPORTUNITY
FUND

INVESTMENT OBJECTIVE:

THE ANCORA SPECIAL OPPORTUNITY FUND SEEKS TO PROVIDE INVESTORS A HIGH TOTAL RETURN, BY INVESTING IN COMPANIES WITH THE POTENTIAL FOR SUPERIOR RETURNS.



PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
45 Years

RICHARD A. BARONE is Chairman of Ancora Advisors and oversees or manages a variety of investment strategies for the firm including the investments for the Ancora Funds.

Mr. Barone is the former Chief Executive Officer of Maxus Investment Group which he founded in 1973. Maxus became one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest before the business was sold in January, 2001. Since 1973, Mr. Barone has managed a variety of proprietary mutual funds as well as the investment portfolios for institutional clients and high net worth individuals.

Mr. Barone was born in 1942 and is a graduate of Georgetown University with a degree in Economics. He has undertaken extensive graduate studies and independent research at Georgetown University, Northwestern University and Case Western Reserve University.

FUND STATISTICS:

_____

NET ASSETS

$8.4 MILLION*

_____

INCEPTION DATE:

JANUARY 5, 2004

_____

TICKERS:

CLASS C – ANSCX
CLASS D – ANSDX

_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of December 31, 2012

INVESTMENT STRATEGY

■ Invests in well diversified, small to mid-cap, U.S. based companies that offer the best combination of value and potential for price appreciation.

■ Seeks to outperform the Wilshire 5000 with less volatility.

■ Tends to be overweight undervalued securities and sectors, which captures value opportunities that the index does not

■ Adheres to a disciplined portfolio re-balancing to realize capital gains, avoid over-concentration and to control downside risk and volatility

■ Sell discipline helps to manage risk

FUND POSITIONING

■ Opportunities such as micro-cap stocks, liquidations and takeover targets may trade with a "life of their own" and allow investors to benefit even in times of sideways market action which are not necessarily correlated with equity markets.

■ Seeks investments which are selling for less than their underlying asset value or private market value, which should produce strong performance results over the long term.

Six Months Ended 12/31/12

Best Performing Securities

■ Albany Molecular Research Inc.
■ MACE Security International Inc.
■ Citigroup Inc.
■ OM Group Inc.
■ Gannett Inc.

Worst Performing Securities

■ Direct Markets Holdings Corp.
■ Advanced Micro Devices
■ Penney JC Inc.
■ Lakeland Industries Inc.
■ Ferro Corp.

TOP HOLDINGS: DECEMBER 31, 2012 [d]	
NAME	% OF NET ASSETS
Mace Security International, Inc.	10.8%
Albany Molecular Research, Inc.	6.9%
Special Opportunities Fund, Inc.	5.3%
Safeguard Scientific, Inc.	5.2%
PVF Capital Corp.	5.2%
Commonwealth Reit	4.7%
Citigroup, Inc.	4.7%
Legg Mason, Inc.	4.6%
Cliffs Natural Resources, Inc.	4.6%
Zweig Total Return Fund	4.4%

SECTOR DIVERSIFICATION: DECEMBER 31, 2012 [d]	
NAME	% OF NET ASSETS
Energy	2.35%
Financial	16.68%
Healthcare	15.07%
Homeland Security	19.30%
Industrial Goods	3.43%
Materials	4.56%
REIT	4.69%
Technology	3.62%
Investment Companies	26.36%
Money Market Securities	2.99%
Other	0.96%

TOTAL RETURNS: DECEMBER 31, 2012 [d]				
	ONE YEAR	THREE YEAR	FIVE YEARS	INCEP TD [a]
ANCORA SPECIAL OPP - C[b]	20.40%	5.37%	3.53%	3.71%
ANCORA SPECIAL OPP - D[b]	20.97%	5.96%	4.07%	4.21%
WILSHIRE 5000 INDEX[c]	16.07%	11.16%	2.04%	5.28%

a) Inception data reflects the annualized return since 01/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Wilshire 5000 Index measures the performance of all U.S. equity securities with readily available price data. Over 5,000 capitalization weighted security returns are used to adjust the index. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this index, your returns would be lower once fees and/or commissions are deducted.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares*. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.*



Growth of a $1,000,000 Investment

* Inception: 1/5/04

The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2012. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% NET ASSETS
	Common Stocks		
	Energy		
25,000	StealthGas, Inc. (a)	$ 198,250	
		198,250	2.35%
	Financial		
100,000	Artio Global Investors, Inc.	190,000	
10,000	Citigroup, Inc.	395,600	
15,000	Legg Mason, Inc.	385,800	
200,000	PVF Capital Corp. (a) (c) (e)	438,000	
		1,409,400	16.68%
	Healthcare		
110,000	Albany Molecular Research, Inc. (a)	580,800	
10,000	Pfizer, Inc.	250,793	
30,000	Safeguard Scientific, Inc. (a)	442,500	
		1,274,093	15.07%
	Homeland Security		
15,000	Leucadia National Corp.	356,850	
73,000	Lakeland Industries, Inc. (a)	362,080	
2,570,000	Mace Security International, Inc. (a) (c) (d)	912,350	
		1,631,280	19.30%
	Industrial Goods		
115,000	Capstone Turbine Corp. (a)	102,350	
12,500	Continental Materials Corp. (a)	187,500	
		289,850	3.43%
	Materials		
10,000	Cliffs Natural Resources, Inc.	385,700	
		385,700	4.56%
	REIT		
25,000	Commonwealth Reit	396,000	
		396,000	4.69%
	Technology		
20,000	Active Power, Inc. (a)	67,000	
12,000	Yahoo Inc. (a)	238,800	
		305,800	3.62%
	Miscellaneous		
40,000	Contra SoftBrands, Inc. (a)	-	
		-	0.00%
	TOTAL COMMON STOCKS (Cost $5,234,286)	5,890,373	69.70%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% NET ASSETS
	Investment Companies		
50,000	Boulder Growth & Income Fund (a)	316,500	
33,000	Eaton Vance Risk Managed Equity Fund	344,190	
15,000	Firsthand Technology Value Fund (a)	261,600	
30,000	The GDL Fund	342,600	
18,783	Madison Claymore Covered Call & Equity Strategy Fund	143,126	
30,000	Special Opportunities Fund, Inc.	450,300	
30,000	Zweig Total Return Fund, Inc.	369,300	
	Total Investment Companies (Cost $2,110,935)	2,227,616	26.36%
	Money Market Securities		
252,414	First American Government Obligations Fund		
	Class Y , 0.02% (b), Cost ($252,414)	252,414	
		252,414	2.99%
	TOTAL INVESTMENTS (Cost $7,597,635)	8,370,403	99.04%
	Assets in Excess of Other Liabilities	81,046	0.96%
	TOTAL NET ASSETS	$ 8,451,449	100.00%

* See accompanying notes which are an integral part of the financial statements

a) Non-income producing
b) Variable rate security; the coupon rate shown represents the 7 day yield as of December 31, 2012.
c) Fund, Advisor, and other related entities own more than 5% of security.
d) The Ancora Funds Chairman serves on the Board of Directors for this company.
e) The CEO of Ancora Advisors serves on the Board of Directors for this company.

GETTING STARTED

HOW TO PURCHASE SHARES

Classes of Shares:

INVESTOR SHARES
ANCORA INCOME FUND CLASS C
ANCORA EQUITY FUND CLASS C
ANCORA MICROCAP FUND CLASS C
ANCORA SPECIAL OPPORTUNITY FUND
CLASS C

INSTITUTIONAL SHARES
ANCORA INCOME FUND CLASS D

ANCORA EQUITY FUND CLASS D
ANCORA MICROCAP FUND CLASS D
ANCORA SPECIAL OPPORTUNITY FUND
CLASS D

Class C and Class D shares are identical, except as to minimum investment requirements and the services offered to and expenses borne by each class.

Investor Shares:

A minimum initial investment of $20,000 is required to open an account to purchase Class C shares of Ancora Income Fund, Ancora Equity Fund, Ancora MicroCap Fund or Ancora Special Opportunity Fund with subsequent minimum investments of $1,000. However, an I.R.A. may open an account for the purchase of Class C shares of such Funds with an initial minimum investment of $5,000 and subsequent minimum investments of $1,000. Investment minimums may be waived at the discretion of each Fund.

Institutional Shares:

Institutional shares may be purchased with a minimum initial investment of $1,000,000 for the purchase of Class D shares of any of the Funds with subsequent minimum investments of $1,000. The $1,000,000 minimum initial investment for Class D shares does not apply to purchases by the following:

(1) **Financial institutions**, such as banks, trust companies, thrift institutions, mutual funds or other financial institutions, acting on their own behalf or on behalf of their fiduciary accounts, i.e., accounts that are charged asset-based management fees

(2) **Securities brokers** or dealers acting on their own behalf or on behalf of their clients

(3) **Directors** or employees of the Funds or of the Advisor or its affiliated companies or by the relatives of those individuals or the trustees of benefit plans covering those individuals.

These requirements may be waived in the sole discretion of the Funds.

Initial Purchase:

The initial purchase of Class C or Class D shares may be made by check or by wire in the following manner:

By Check. The Account Application which accompanies this Prospectus should be completed, signed, and sent along with a check for the initial investment payable to Ancora Income Fund, Ancora Equity Fund, Ancora MicroCap Fund or Ancora Special Opportunity Fund, mailed to: Ancora Funds, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147.

By Wire. In order to expedite the investment of funds, investors may advise their bank or broker to transmit funds via Federal Reserve Wire System to: U.S. Bank, Cincinnati, Ohio, ABA# 042000013, Account # 130100789077, FBO Ancora Funds. Also provide the shareholder's name and account number. In order to obtain this needed account number and receive additional instructions, the investor may contact, prior to wiring funds, the Funds at 1-866-626-2672. The investor's bank may charge a fee for the wire transfer of funds.

Through your broker. Shares of the Ancora Funds can be purchased through your brokerage firm and held in your personal account.

HOW TO PURCHASE SHARES (continued)

<u>Subsequent Purchases:</u>

Investors may make additional purchases of Class C or Class D shares in the following manner:

By Check. Checks made payable to Ancora Income Fund, Ancora Equity Funds, Ancora MicroCap Fund or Ancora Special Opportunity Fund should be sent, along with the stub from a previous purchase or sale confirmation, to: Ancora Funds, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147.

By Wire. Funds may be wired by following the wire instructions for an initial purchase.

By Telephone. Investors may purchase shares up to an amount equal to 3 times the market value of shares held in the shareholder's account in a Fund on the preceding day for which payment has been received, by telephoning the Funds at 1-866-626-2672 and identifying the shareholder's account by number. Shareholders wishing to avail themselves of this privilege must complete a Telephone Purchase Authorization Form which is available from the Fund.

Please see prospectus for complete instructions.

<u>Systematic Investment Plan:</u>

The Systematic Investment Plan permits investors to purchase shares of any Fund at monthly intervals. Provided the investor's bank or other financial institution allows automatic withdrawals, shares may be purchased by transferring funds from the account designated by the investor. At the investor's option, the account designated will be debited in the specified amount, and shares will be purchased once a month, on or about the 15th day. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. Investors desiring to participate in the Systematic Investment Plan should call the Funds at 1-866-626-2672 to obtain the appropriate forms. The Systematic Investment Plan does not assure a profit and does not protect against loss in declining markets.

Other Information Concerning
<u>Purchase of Shares:</u>

You may purchase shares on days when the Fund is open for business. Your purchase price will be the next NAV after your purchase order, completed application and full payment have been received by the Funds or the Funds' transfer agent, except in the case of a subsequent purchase by telephone as described above, in which case the purchase price will be the next NAV after receipt of your telephone order. All orders for the Funds must be received by the Funds or the Funds' transfer agent prior to 4:00 p.m. eastern time in order to receive that day's NAV.

Each Fund reserves the right to reject any order, to cancel any order due to non-payment and to waive or lower the investment minimums with respect to any person or class of persons. If an order is canceled because of non-payment or because your check does not clear, you will be responsible for any loss that the Fund incurs. If you are already a shareholder, the Fund can redeem shares from your account to reimburse it for any loss. The Advisor has agreed to hold each Fund harmless from net losses to that Fund resulting from the failure of a check to clear to the extent, if any, not recovered from the investor. For purchases of $50,000 or more, each Fund may, in its discretion, require payment by wire or cashier's or certified check.

SHAREHOLDER SERVICES:

ASK YOUR ANCORA FINANCIAL ADVISORS ABOUT:

AUTOMATIC MONTHLY INVESTMENT PLAN

AUTOMATIC MONTHLY EXCHANGE

AUTOMATIC CASH WITHDRAWAL PLAN

AUTOMATIC REINVESTMENT OF CASH

DISTRIBUTION OF DIVIDENDS & CAPITAL GAINS

TELEPHONE EXCHANGE

IRA'S AND SEP-IRA'S

QUALIFIED RETIREMENT PLANS

GIFTS - TO MINOR ACCOUNTS

SERVICES

FINANCIAL REVIEW



Cohen Fund Audit Services, Ltd. 216.649.1700
1350 Euclid Ave., Suite 800   216.579.0111 fax
Cleveland, OH 44115-1877

www.cohenfund.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and
Board of Trustees of
Ancora Trust

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ancora Trust, comprising Ancora Income Fund, Ancora Equity Fund, Ancora MicroCap Fund, and Ancora Special Opportunity Fund (the "Funds"), as of December 31, 2012, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five periods in the period then ended. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2012, by correspondence with the custodian and broker. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the funds constituting Ancora Trust as of December 31, 2012, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five periods in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

COHEN FUND AUDIT SERVICES, LTD.
Cleveland, Ohio
March 1, 2013



Registered with the Public Company Accounting Oversight Board

STATEMENTS OF ASSETS & LIABILITIES – As of December 31, 2012

	Ancora Income Fund		Ancora Equity Fund		Ancora MicroCap Fund		Ancora Special Opportunity Fund	
Assets								
Investments in securities:								
At Cost	$	23,163,918	$	7,416,225	$	6,753,299	$	6,125,348
At Fair Value	$	24,071,219	$	9,235,271	$	7,385,318	$	7,020,053
Investments in Affiliated Issuers:								
At Cost		-		-	$	94,646	$	1,472,287
At Fair Value		-		-	$	99,459	$	1,350,350
Cash		7,987		-		169,536		-
Dividends and Interest receivable		70,128		6,563		3,596		45,803
Receivable for investments sold		25,149		-		-		138,637
Shareholder subscription		54,900		-		35,000		-
Prepaid expenses		904		847		1,318		824
Total assets		24,230,287		9,242,681		7,694,227		8,555,667
Liabilities								
Payable for investments purchased		709,589		-		41,075		75,871
Shareholder Redemptions		15,000		9,000		47,950		-
Payable to advisor		17,631		7,968		6,308		6,903
12b-1 fees payable		7,748		5,566		3,935		4,830
Administration fees payable		1,974		797		631		690
Trustee fees payable		335		286		103		108
Accrued expenses		16,754		16,206		15,306		15,816
Total liabilities		769,031		39,823		115,308		104,218
Net Assets:	$	23,461,256	$	9,202,858	$	7,578,919	$	8,451,449
(unlimited number of shares authorized, no par value)								
Net Assets consist of:								
Paid in capital	$	23,247,165	$	8,998,717	$	6,827,487	$	8,694,144
Accumulated Undistributed Net Investment Loss		-		-		-		-
Accumulated net realized gain/(loss) on:								
Investment securities		(693,210)		(1,614,905)		114,600		(1,015,463)
Net unrealized appreciation on:								
Investment securities		907,301		1,819,046		636,832		772,768
Net Assets	$	23,461,256	$	9,202,858	$	7,578,919	$	8,451,449

* See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF ASSETS & LIABILITIES - As of December 31, 2012 (continued)

	Ancora Income Fund	Ancora Equity Fund	Ancora MicroCap Fund	Ancora Special Opportunity Fund
Shares Outstanding	2,613,303	861,860	688,190	1,597,166
Class C:				
Net assets applicable to Class C shares	$ 14,299,972	$ 6,757,240	$ 949,910	$ 5,452,006
Shares outstanding (unlimited numbers of shares authorized, no par value)	1,593,287	638,703	88,151	1,045,912
Net asset value, offering price, and redemption price per share	$ 8.98	$ 10.58	$ 10.78	$ 5.21
Class D:				
Net assets applicable to Class D shares	$ 9,161,284	$ 2,445,618	$ 6,629,009	$ 2,999,443
Shares outstanding (unlimited numbers of shares authorized)	1,020,016	223,157	600,039	551,254
Net asset value and offering price per share, and redemption price per share	$ 8.98	$ 10.96	$ 11.05	$ 5.44

* See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF OPERATIONS – For the year ended December 31, 2012

	Ancora Income Fund	Ancora Equity Fund	Ancora MicroCap Fund	Ancora Special Opportunity Fund
Investment Income				
Dividend income	$ 1,202,485	$ 159,404	$ 96,935	$ 115,561
Dividend income from Affiliates	-	-	-	-
Interest income	223	83	151	77
Total Income	1,202,708	159,487	97,086	115,638
Expenses				
Investment advisor fee	220,980	94,841	72,651	79,741
12b-1 fees				
Class C	70,098	51,460	7,740	38,348
Class D	20,196	6,557	15,583	7,152
Fund accounting expenses	27,462	25,535	21,010	21,862
Transfer agent expenses	9,311	8,453	6,413	6,881
Legal expenses	13,386	13,472	13,424	13,483
Administration expenses	22,099	9,484	7,265	7,974
Insurance expenses	809	808	821	829
Custodian expenses	8,177	2,512	2,956	5,526
Auditing expenses	12,536	12,596	12,550	12,518
Printing expenses	1,700	1,488	1,495	1,418
Trustees expenses	3,881	1,579	1,473	1,479
Miscellaneous expenses	10,260	1,970	10,398	1,948
Registration expenses	3,232	2,804	3,879	1,932
Total Expenses	424,127	233,559	177,658	201,091
Waived Fees	(2,110)	-	-	-
Net Operating Expenses	422,017	233,559	177,658	201,091
Net Investment Income (Loss)	780,691	(74,072)	(80,572)	(85,453)
Realized & Unrealized Gains (Loss)				
Net realized gain on investment securities	1,478,703	167,857	663,273	138,598
Net realized gain (loss) on affiliated investment securities	-	-	-	-
Capital gain distributions from investment companies	37,697	800	-	27,208
Capital gain distributions from affiliated investment securities	-	-	-	-
Change in unrealized appreciation (depreciation) on investment securities	(830,963)	1,066,065	344,877	1,412,047
Net realized and unrealized gain on investment securities	685,437	1,234,722	1,008,150	1,577,853
Net increase in net assets resulting from operations	$ 1,466,128	$ 1,160,650	$ 927,578	$ 1,492,400

* See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora Income Fund Year Ended 12/31/12	Ancora Income Fund Year Ended 12/31/11
Increase (Decrease) in Net Assets Resulting From Operations		
Net investment income (loss)	$ 780,691	$ 734,796
Net realized gain (loss) on investment securities	1,478,703	405,840
Net realized gain (loss) on affiliated investment securities	-	-
Capital gain distributions from investment companies	37,697	94,021
Change in net unrealized appreciation (depreciation)	(830,963)	184,407
Net increase (decrease) in net assets resulting from operations	1,466,128	1,419,064
Distributions		
From net investment income, Class C	(927,935)	(773,150)
From net investment income, Class D	(565,033)	(452,071)
From short-term capital gains, Class C	-	-
From short-term capital gains, Class D	-	-
From long-term capital gains, Class C	-	-
From long-term capital gains, Class D	-	-
From return of capital, Class C	-	(74,432)
From return of capital, Class D	-	(41,308)
Total distributions	(1,492,968)	(1,340,961)
Capital Share Transactions - Class C		
Proceeds from sale of shares	1,781,364	1,113,068
Shares issued in reinvestment of dividends	280,226	240,353
Shares redeemed	(888,440)	(764,863)
	1,173,150	588,558
Capital Share Transactions - Class D		
Proceeds from sale of shares	2,632,269	795,649
Shares issued in reinvestment of dividends	419,571	358,627
Shares redeemed	(1,117,426)	(680,988)
	1,934,414	473,288
Net increase (decrease) in net assets resulting from capital share transactions	3,107,564	1,061,846
Total increase (decrease) in net assets	3,080,724	1,139,949
Net Assets		
Beginning of period	$ 20,380,532	$ 19,240,583
End of period	$ 23,461,256	$ 20,380,532
Accumulated undistributed net investment income	$ -	$ -
Capital Share Transactions - C Shares		
Shares sold	196,725	124,467
Shares issued in reinvestment of distributions	30,987	26,864
Shares repurchased	(98,057)	(85,411)
Net increase (decrease) from capital share transactions	129,655	65,920
Capital Share Transactions - D Shares		
Shares sold	289,687	88,366
Shares issued in reinvestment of distributions	46,355	40,030
Shares repurchased	(123,120)	(76,022)
Net increase (decrease) from capital share transactions	212,922	52,374

*See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora Equity Fund Year Ended 12/31/12	Ancora Equity Fund Year Ended 12/31/11
Increase (Decrease) in Net Assets Resulting From Operations		
Net investment income (loss)	$ (74,072)	$ (53,824)
Net realized gain (loss) on investment securities	167,857	574,062
Net realized gain (loss) on affiliated investment securities	-	-
Capital gain distributions from investment companies	800	25,202
Change in net unrealized appreciation (depreciation)	1,066,065	(1,306,195)
Net increase (decrease) in net assets resulting from operations	1,160,650	(760,755)
Distributions	-	-
From net investment income, Class C	-	-
From net investment income, Class D	-	-
From short-term capital gains, Class C	-	-
From short-term capital gains, Class D	-	-
From long-term capital gains, Class C	-	-
From long-term capital gains, Class D	-	-
From return of capital, Class C	-	-
From return of capital, Class D	-	-
Total distributions	-	-
Capital Share Transactions - Class C		
Proceeds from sale of shares	306,370	963,574
Shares issued in reinvestment of dividends	-	-
Shares redeemed	(760,422)	(1,840,591)
	(454,052)	(877,017)
Capital Share Transactions - Class D		
Proceeds from sale of shares	182,172	131,403
Shares issued in reinvestment of dividends	-	-
Shares redeemed	(563,555)	(311,525)
	(381,383)	(180,122)
Net increase (decrease) in net assets resulting from capital share transactions	(835,435)	(1,057,139)
Total increase (decrease) in net assets	325,215	(1,817,894)
Net Assets		
Beginning of period	$ 8,877,643	$ 10,695,537
End of period	$ 9,202,858	$ 8,877,643
Accumulated undistributed net investment income	$ -	$ -
Capital Share Transactions - C Shares		
Shares sold	30,567	95,177
Shares issued in reinvestment of distributions	-	-
Shares repurchased	(74,677)	(181,951)
Net increase (decrease) from capital share transactions	(44,110)	(86,774)
Capital Share Transactions - D Shares		
Shares sold	17,572	12,443
Shares issued in reinvestment of distributions	-	-
Shares repurchased	(53,097)	(29,733)
Net increase (decrease) from capital share transactions	(35,525)	(17,290)

*See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora MicroCap Fund Year Ended 12/31/12	Ancora MicroCap Fund Year Ended 12/31/11
Increase (Decrease) in Net Assets Resulting From Operations		
Net investment income (loss)	$ (80,572)	$ (116,125)
Net realized gain (loss) on investment securities	663,273	268,760
Net realized gain (loss) on affiliated investment securities	-	-
Capital gain distributions from investment companies	-	-
Change in net unrealized appreciation (depreciation)	344,877	
Net increase (decrease) in net assets resulting from operations	927,578	(983,527)
Distributions		
From net investment income, Class C	-	-
From net investment income, Class D	-	-
From short-term capital gains, Class C	(5,787)	(2,847)
From short-term capital gains, Class D	(39,610)	(16,971)
From long-term capital gains, Class C	(52,121)	(69,918)
From long-term capital gains, Class D	(356,778)	(416,788)
From return of capital, Class C	-	-
From return of capital, Class D	-	-
Total distributions	(454,296)	(506,524)
Capital Share Transactions - Class C		
Proceeds from sale of shares	164,050	151,776
Shares issued in reinvestment of dividends	56,161	71,005
Shares redeemed	(193,281)	(245,943)
	26,930	(23,162)
Capital Share Transactions - Class D		
Proceeds from sale of shares	1,550,765	2,151,746
Shares issued in reinvestment of dividends	382,133	414,927
Shares redeemed	(881,848)	(1,005,537)
	1,051,050	1,561,136
Net increase (decrease) in net assets resulting from capital share transactions	1,077,980	1,537,974
Total increase (decrease) in net assets	1,551,262	47,923
Net Assets		
Beginning of period	$ 6,027,657	$ 5,979,734
End of period	$ 7,578,919	$ 6,027,657
Accumulated undistributed net investment income	$ -	$ -
Capital Share Transactions - C Shares		
Shares sold	15,042	11,518
Shares issued in reinvestment of distributions	5,249	7,017
Shares repurchased	(18,017)	(20,585)
Net increase (decrease) from capital share transactions	2,274	(2,050)
Capital Share Transactions - D Shares		
Shares sold	139,272	170,495
Shares issued in reinvestment of distributions	34,834	40,245
Shares repurchased	(78,826)	(85,114)
Net increase (decrease) from capital share transactions	95,280	125,626

*See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora Special Opportunity Fund Year Ended 12/31/12	Ancora Special Opportunity Fund Year Ended 12/31/11
Increase (Decrease) in Net Assets Resulting From Operations		
Net investment income (loss)	$ (85,453)	$ 5,674
Net realized gain (loss) on investment securities	138,598	240,316
Net realized gain (loss) on affiliated investment securities	-	-
Capital gain distributions from investment companies	27,208	23,501
Capital gain distributions from affiliated investment securities	-	-
Change in net unrealized appreciation (depreciation)	1,412,047	(1,561,129)
Net increase (decrease) in net assets resulting from operations	1,492,400	(1,291,638)
Distributions		
From net investment income, Class C	(3,660)	-
From net investment income, Class D	(2,062)	-
From short-term capital gains, Class C	-	-
From short-term capital gains, Class D	-	-
From long-term capital gains, Class C	-	-
From long-term capital gains, Class D	-	-
From return of capital, Class C	-	-
From return of capital, Class D	-	-
Total distributions	(5,722)	-
Capital Share Transactions - Class C		
Proceeds from sale of shares	6,750	714,619
Shares issued in reinvestment of dividends	719	-
Shares redeemed	(378,379)	(608,750)
	(370,910)	105,869
Capital Share Transactions - Class D		
Proceeds from sale of shares	51,993	5,000
Shares issued in reinvestment of dividends	443	-
Shares redeemed	(357,391)	(436,955)
	(304,955)	(431,955)
Net increase (decrease) in net assets resulting from capital share transactions	(675,865)	(326,086)
Total increase (decrease) in net assets	810,813	(1,617,724)
Net Assets		
Beginning of period	$ 7,640,636	$ 9,258,360
End of period	$ 8,451,449	$ 7,640,636
	$ -	
Accumulated undistributed net investment income		$ 5,674
Capital Share Transactions - C Shares		
Shares sold	1,500	138,372
Shares issued in reinvestment of distributions	139	-
Shares repurchased	(81,284)	(126,657)
Net increase (decrease) from capital share transactions	(79,645)	11,715
Capital Share Transactions - D Shares		
Shares sold	10,995	980
Shares issued in reinvestment of distributions	82	-
Shares repurchased	(73,768)	(86,148)
Net increase (decrease) from capital share transactions	(62,691)	(85,168)

*See accompanying notes which are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Income Fund

CLASS C SHARES	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08
Selected Per Share Data					
Net asset value, beginning of period	$ 8.97	$ 8.93	$ 8.62	$ 7.33	$ 8.77
Income from investment operations					
Net investment income (loss) [a]	0.31	0.33	0.38	0.44	0.50
Net realized and unrealized gain (loss)	0.30	0.31	0.53	1.45	(1.39)
Total from investment operations	0.61	0.64	0.91	1.89	(0.89)
Less Distributions to shareholders:					
From net investment income	(0.60)	(0.55)	(0.38)	(0.45)	(0.50)
From net realized gain	-	-	-	-	-
From return of capital	-	(0.05)	(0.22)	(0.15)	(0.05)
Total distributions	(0.60)	(0.60)	(0.60)	(0.60)	(0.55)
Net asset value, end of period	$ 8.98	$ 8.97	$ 8.93	$ 8.62	$ 7.33
Total Return [b]	6.84%	7.40%	10.86%	27.11%	(10.52)%
Ratios and Supplemental Data					
Net assets, end of period (000)	$ 14,300	$ 13,131	$ 12,485	$ 11,278	$ 10,135
Ratio of expenses to average net assets [c]	2.00%	1.97%	1.97%	1.99%	2.00%
Ratio of expenses to average net assets before waiver & reimbursement [c]	2.01%	1.98%	1.98%	2.06%	2.01%
Ratio of net investment income (loss) to average net assets [c] [d]	3.42%	3.65%	4.34%	5.75%	6.06%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [c] [d]	3.41%	3.65%	4.34%	5.67%	6.05%
Portfolio turnover rate	116.25%	57.56%	53.48%	50.75%	48.36%

*See accompanying notes which are an integral part of the financial statements.

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the Schedule of Investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Equity Fund
CLASS C SHARES

	Year Ended 12/31/12	Year Ended 12/31/10	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08
Selected Per Share Data					
Net asset value, beginning of period	$ 9.35	$ 10.16	$ 9.11	$ 7.14	$ 12.17
Income from investment operations					
Net investment income (loss) [a]	(0.09)	(0.07)	(0.08)	(0.02)	0.07
Net realized and unrealized gain (loss)	1.32	(0.74)	1.13	2.00	(4.33)
Total from investment operations	1.23	(0.81)	1.05	1.98	(4.26)
Less Distributions to shareholders:					
From net investment income	-	-	-	(0.01)	(0.08)
From net realized gain	-	-	-	-	(0.69)
From return of capital	-	-	-	-	-
Total distributions	-	-	-	(0.01)	(0.77)
Net asset value, end of period	$ 10.58	$ 9.35	$ 10.16	$ 9.11	$ 7.14
Total Return [b]	13.16%	(7.97)%	11.53%	27.74%	(34.75)%
Ratios and Supplemental Data					
Net assets, end of period (000)	$ 6,757	$ 6,384	$ 7,820	$ 6,837	$ 6,322
Ratio of expenses to average net assets [c]	2.60%	2.54%	2.53%	2.61%	2.36%
Ratio of expenses to average net assets before waiver & reimbursement [c]	2.60%	2.54%	2.53%	2.61%	2.36%
Ratio of net investment income (loss) to average net assets [c] [d]	(0.92)%	(0.66)%	(0.86)%	(0.29)%	0.69%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [c] [d]	(0.92)%	(0.66)%	(0.86)%	(0.29)%	0.69%
Portfolio turnover rate	38.66%	64.54%	45.73%	56.25%	81.84%

*See accompanying notes which are an integral part of the financial statements.

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the Schedule of Investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora MicroCap Fund

CLASS C SHARES

	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Period Ended 12/31/08[a]
Selected Per Share Data					
Net asset value, beginning of period	$ 10.05	$ 12.68	$ 9.74	$ 6.06	$ 10.00
Income from investment operations					
Net investment income (loss) (b)	(0.17)	(0.27)	(0.27)	(0.24)	(0.09)
Net realized and unrealized gain (loss)	1.60	(1.44)	3.70	3.92	(3.85)
Total from investment operations	1.43	(1.71)	3.43	3.68	(3.94)
Less Distributions to shareholders:					
From net investment income	-	-	-	-	-
From net realized gain	(0.70)	(0.92)	(0.49)	-	-
Total distributions	(0.70)	(0.92)	(0.49)	-	-
Net asset value, end of period	$ 10.78	$ 10.05	$ 12.68	$ 9.74	$ 6.06
Total Return (c)	14.27%	(13.51)%	35.19%	60.73%	(39.40)%[e]
Ratios and Supplemental Data					
Net assets, end of period (000)	$ 950	$ 863	$ 1,115	$ 1,002	$ 618
Ratio of expenses to average net assets (f)	2.87%	2.78%	3.13%	3.48%	5.59% [d]
Ratio of expenses to average net assets before waiver & reimbursement (f)	2.87%	2.78%	3.13%	3.82%	5.92% [d]
Ratio of net investment income (loss) to average net assets (f)	(1.57)%	(2.22)%	(2.44)%	(3.04)%	(4.03)% [d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (f)	(1.57)%	(2.22)%	(2.44)%	(3.38)%	(4.37)% [d]
Portfolio turnover rate	27.30%	11.42%	36.36%	44.07%	21.04%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period September 2, 2008 (commencement of operations) through December 31, 2008.
(b) Net investment income (loss) per share is based on average shares outstanding.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized
(e) Not Annualized
(f) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Special Opportunity Fund

CLASS C SHARES

	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08
Selected Per Share Data					
Net asset value, beginning of period	$ 4.33	$ 5.04	$ 4.46	$ 2.38	$ 4.45
Income from investment operations					
Net investment income (loss) [a]	(0.06)	(0.01)	(0.07)	(0.03)	0.02
Net realized and unrealized gain (loss)	0.94	(0.70)	0.65	2.11	(2.05)
Total from investment operations	0.88	(0.71)	0.58	2.08	(2.03)
Less Distributions to shareholders:					
From net investment income	- [b]	-	-	- [b]	(0.03)
From net realized gain	-	-	-	-	(0.01)
From return of capital	-	-	-	-	-
Total distributions	-	-	-	-	(0.04)
Net asset value, end of period	$ 5.21	$ 4.33	$ 5.04	$ 4.46	$ 2.38
Total Return [c]	20.40%	(14.09)%	13.00%	87.47%	(45.77)%
Ratios and Supplemental Data					
Net assets, end of period (000)	$ 5,452	$ 4,878	$ 5,615	$ 5,240	$ 2,738
Ratio of expenses to average net assets [d]	2.70%	2.61%	2.64%	2.86%	2.65%
Ratio of expenses to average net assets before waiver & reimbursement [d]	2.70%	2.61%	2.64%	2.86%	2.65%
Ratio of net investment income (loss) to average net assets [d] [e]	(1.25)%	(0.10)%	(1.45)%	(0.97)%	0.67%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [d] [e]	(1.25)%	(0.10)%	(1.45)%	(0.97)%	0.67%
Portfolio turnover rate	124.71%	99.12%	97.02%	148.81%	211.26%

*See accompanying notes which are an integral part of the financial statements.

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Amount is less than $0.01
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends
(d) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(e) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Income Fund
CLASS D SHARES

	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08
Selected Per Share Data					
Net asset value, beginning of period	$ 8.98	$ 8.95	$ 8.65	$ 7.36	$ 8.81
Income from investment operations					
Net investment income (loss) [a]	0.34	0.35	0.40	0.46	0.53
Net realized and unrealized gain (loss)	0.29	0.31	0.52	1.46	(1.40)
Total from investment operations	0.63	0.66	0.92	1.92	(0.87)
Less Distributions to shareholders:					
From net investment income	(0.63)	(0.58)	(0.40)	(0.47)	(0.53)
From net realized gain	-	-	-	-	-
From return of capital	-	(0.05)	(0.22)	(0.16)	(0.05)
Total distributions	(0.63)	(0.63)	(0.62)	(0.63)	(0.58)
Net asset value, end of period	$ 8.98	$ 8.98	$ 8.95	$ 8.65	$ 7.36
Total Return [b]	7.19%	7.62%	11.07%	27.48%	(10.29)%
Ratios and Supplemental Data					
Net assets, end of period (000)	$ 9,161	$ 7,249	$ 6,756	$ 6,852	$ 6,113
Ratio of expenses to average net assets [c]	1.75%	1.72%	1.72%	1.74%	1.75%
Ratio of expenses to average net assets before waiver & reimbursement [c]	1.76%	1.73%	1.73%	1.82%	1.76%
Ratio of net investment income (loss) to average net assets [c] [d]	3.74%	3.88%	4.54%	5.93%	6.33%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [c] [d]	3.73%	3.88%	4.54%	5.85%	6.32%
Portfolio turnover rate	116.25%	57.56%	53.48%	50.75%	48.36%

*See accompanying notes which are an integral part of the financial statements.

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Equity Fund
CLASS D SHARES

	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08
Selected Per Share Data					
Net asset value, beginning of period	$ 9.64	$ 10.42	$ 9.30	$ 7.26	$ 12.37
Income from investment operations					
Net investment income (loss) [a]	(0.04)	(0.02)	(0.03)	0.02	0.13
Net realized and unrealized gain (loss)	1.36	(0.76)	1.15	2.03	(4.42)
Total from investment operations	1.32	(0.78)	1.12	2.05	(4.29)
Less Distributions to shareholders:					
From net investment income	-	-	-	(0.01)	(0.13)
From net realized gain	-	-	-	-	(0.69)
From return of capital	-	-	-	-	-
Total distributions	-	-	-	(0.01)	(0.82)
Net asset value, end of period	$ 10.96	$ 9.64	$ 10.42	$ 9.30	$ 7.26
Total Return [b]	13.69%	(7.49)%	12.04%	28.25%	(34.36)%
Ratios and Supplemental Data					
Net assets, end of period (000)	$ 2,446	$ 2,493	$ 2,876	$ 2,844	$ 2,937
Ratio of expenses to average net assets [c]	2.10%	2.04%	2.03%	2.11%	1.86%
Ratio of expenses to average net assets before waiver & reimbursement [c]	2.10%	2.04%	2.03%	2.11%	1.86%
Ratio of net investment income (loss) to average net assets [c] [d]	(0.43)%	(0.17)%	(0.34)%	0.23%	1.19%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [c] [d]	(0.43)%	(0.17)%	(0.34)%	0.23%	1.19%
Portfolio turnover rate	38.66%	64.54%	45.73%	56.25%	81.84%

*See accompanying notes which are an integral part of the financial statements.

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora MicroCap Fund

CLASS D SHARES	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Period Ended 12/31/08[a]
Selected Per Share Data					
Net asset value, beginning of period	$ 10.23	$ 12.83	$ 9.80	$ 6.07	$ 10.00
Income from investment operations					
Net investment income (loss) (b)	(0.12)	(0.21)	(0.22)	(0.20)	(0.08)
Net realized and unrealized gain (loss)	1.64	(1.47)	3.74	3.93	(3.85)
Total from investment operations	1.52	(1.68)	3.52	3.73	(3.93)
Less Distributions to shareholders:					
From net investment income	-				
From net realized gain	(0.70)	(0.92)	(0.49)	-	-
From return of capital					
Total distributions	(0.70)	(0.92)	(0.49)	-	-
Net asset value, end of period	$ 11.05	$ 10.23	$ 12.83	$ 9.80	$ 6.07
Total Return (c)	14.89%	(13.13)%	35.90%	61.45%	(39.30)% (e)
Ratios and Supplemental Data					
Net assets, end of period (000)	$ 6,629	$ 5,164	$ 4,865	$ 2,762	$ 1,360
Ratio of expenses to average net assets (f)	2.37%	2.28%	2.61%	2.98%	5.28% (d)
Ratio of expenses to average net assets before waiver & reimbursement (f)	2.37%	2.28%	2.61%	3.32%	5.68% (d)
Ratio of net investment income (loss) to average net assets (f)	(1.03)%	(1.69)%	(1.99)%	(2.52)%	(3.67)% (d)
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (f)	(1.03)%	(1.69)%	(1.99)%	(2.85)%	(4.08)% (d)
Portfolio turnover rate	27.30%	11.42%	36.36%	44.07%	21.04%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period September 2, 2008 (commencement of operations) through December 31, 2008.
(b) Net investment income (loss) per share is based on average shares outstanding.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Special Opportunity Fund
CLASS D SHARES

	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08
Selected Per Share Data					
Net asset value, beginning of period	$ 4.50	$ 5.21	$ 4.58	$ 2.44	$ 4.55
Income from investment operations					
Net investment income (loss) [a]	(0.04)	0.02	(0.05)	(0.02)	0.04
Net realized and unrealized gain (loss)	0.98	(0.73)	0.68	2.16	(2.10)
Total from investment operations	0.94	(0.71)	0.63	2.14	(2.06)
Less Distributions to shareholders:					
From investment income	- [b]	-	-	- [b]	(0.04)
From net realized gain	-	-	-	-	(0.01)
From return of capital	-	-	-	-	-
Total distributions	-	-	-	-	(0.05)
Net asset value, end of period	$ 5.44	$ 4.50	$ 5.21	$ 4.58	$ 2.44
Total Return [c]	20.97%	(13.63)%	13.76%	87.78%	(45.35)%
Ratios and Supplemental Data					
Net assets, end of period (000)	$ 2,999	$ 2,763	$ 3,644	$ 3,140	$ 2,001
Ratio of expenses to average net assets [d]	2.20%	2.11%	2.15%	2.36%	2.15%
Ratio of expenses to average net assets before waiver & reimbursement [d]	2.20%	2.11%	2.15%	2.36%	2.15%
Ratio of net investment income (loss) to average net assets [d] [e]	(0.75)%	0.34%	(0.96)%	(0.47)%	0.98%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [d] [e]	(0.75)%	0.34%	(0.96)%	(0.47)%	0.98%
Portfolio turnover rate	124.71%	99.12%	97.02%	148.81%	211.26%

*See accompanying notes which are an integral part of the financial statements.

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Amount less than $0.01
(c) Total return in the above table represents the rate that the investor would have earned or loss on an investment in the fund, assuming reinvestment of dividends.
(d) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(e) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

Ancora Trust
Notes to the Financial Statements
December 31, 2012

NOTE 1. ORGANIZATION

Ancora Income Fund (the "Income Fund"), Ancora Equity Fund (the "Equity Fund"), Ancora Special Opportunity Fund (the "Special Opportunity Fund"), and Ancora MicroCap Fund ("MicroCap Fund") (each, a "Fund" and collectively, the "Funds") are each a separate series of Ancora Trust (the "Trust"), an Ohio business trust under a Declaration of Trust dated August 20, 2003. The Trust's Declaration of Trust permits the Trust to issue an unlimited number of shares of beneficial interest representing interests in separate funds of securities, and it permits the Trust to offer separate classes of each such series. The Income Fund's investment objective is to obtain a high level of income, with a secondary objective of capital appreciation. The Equity Fund's investment objective is obtaining a high total return, a combination of income and capital appreciation in the value of its shares. The MicroCap Fund's investment objective is to obtain capital appreciation. The Special Opportunity Fund's investment objective is obtaining a high total return. Each Fund is an "open-end" management investment company as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). Each Fund is a "diversified" company as defined in the 1940 Act. The Board of Trustees (the "Board") of the Trust has authorized that shares of the Funds may be offered in two classes: Class C and Class D. Class C and Class D shares are identical, except as to minimum investment requirements and the services offered to and expenses borne by each class. Class C shares are a no-load share class. Class D shares are offered continuously at net asset value. Each class is subject to a different distribution and shareholder service fee. Income and realized/unrealized gains or losses are allocated to each class based on relative net assets. The investment advisor of the Funds is Ancora Advisors LLC (the "Advisor").

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements. These policies are in conformity with accounting principles generally accepted in the U.S. ("GAAP").

Security Valuation - All investments in securities are recorded at their estimated fair value, as described in Note 3.

Use Of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting year. Actual results could differ from those estimates.

Federal Income Taxes - The Funds' policy is to continue to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of their taxable income to shareholders. Therefore, no federal income tax provision is required. It is the Funds' policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Code. This Internal Revenue Code requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Funds' policy to distribute annually, after the end of the fiscal year, any remaining net investment income and net realized capital gains.

The Funds recognize the tax benefits of certain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has analyzed the Funds' tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years (2009-2011), or expected to be taken in the Funds' 2012 tax returns. The Funds identify their major tax jurisdiction as U.S. Federal; however the Funds' are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

As of and during the year ended December 31, 2012, the Funds' did not have a liability for any unrecognized tax benefits. The Funds' recognize interest and penalty, if any, related to recognized tax benefits or income tax expense on the Statement of Operations. During the year ended December 31, 2012, the Funds' did not incur any interest or penalties.

Distributions To Shareholders – The Income Fund intends to distribute substantially all of its net investment income, if any, as dividends to its shareholders on a monthly basis. The Equity Fund, Special Opportunity Fund, and MicroCap Fund intend to distribute substantially all of their net investment income, if any, as dividends to their shareholders on at least an annual basis. Distributions to shareholders are recorded on the ex-dividend date. All the Funds intend to distribute their net realized long term capital gains and net realized short term capital gains, if any, at least once a year. The treatment for financial reporting purposes of distributions made to shareholders during the year from net investment income or net realized capital gains may differ from their ultimate treatment for federal income tax purposes. These differences are caused by differences in the timing and recognition of certain components of income, expense, or realized capital gain for federal income tax purposes. Where such differences are permanent in nature, they are reclassified in the components of the net assets based on their ultimate characterization for federal income tax purposes. Any such reclassifications will have no effect on net assets, the results of operations, or net asset value per share of a Fund.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – continued

At December 31, 2012 the following reclassifications were made:

	Undistributed Net Investment Income (Loss)	Realized Gain (Loss) on Investments	Capital	Unrealized Gain (Loss)
Income Fund	$ 712,277	$ 0	$ (712,277)	$ 0
Equity Fund	$ 74,072	$ (400)	$ (73,672)	$ 0
MicroCap Fund	$ 80,572	$ (80,572)	$ 0	$ 0
Special Opportunity Fund	$ 85,501	$ (34,235)	$ (75,556)	$ 24,290

Other - The Funds follow industry practice and record security transactions based on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis. Discounts and premiums on securities purchased are amortized or accreted using the effective interest method.

Expenses – Expenses incurred by the Trust that do not relate to a specific Fund of the Trust are allocated to the individual Funds based on each Fund's relative net assets or other appropriate basis as determined by the Board.

NOTE 3. SECURITIES VALUATIONS

As described in Note 2, all investments in securities are recorded at their estimated fair value. The Funds utilize various methods to measure the fair value of most of their investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Funds have the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Funds' own assumptions about the assumptions a market participant would use in valuating the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements - A description of the valuation techniques applied to the Funds' major categories of assets and liabilities measured at fair value on a recurring basis follows.

Money market mutual funds are generally priced at the ending NAV provided by the service agent of the fund. The money market securities will be categorized as Level 1 within the fair value hierarchy.

Equity securities (common stock including real estate investment trusts, convertible preferred securities, closed end funds, rights and corporate bond trust certificates) - Equity securities are valued by using market quotations furnished by a pricing service when the Advisor believes such prices accurately reflect the fair market value of such securities. Securities that are traded on any stock exchange are valued by the pricing service at the last quoted sale price. Lacking a last sale price, an exchange traded security is valued by the pricing service at its last bid price. Securities traded in the NASDAQ over-the-counter market are valued by the pricing service at the NASDAQ Official Closing Price. When market quotations are not readily available, when the Advisor determines that the market quotation or the price provided by the pricing service does not accurately reflect the current market value or when restricted or illiquid securities are being valued, such securities are valued at a fair price as determined by the Advisor in good faith, in accordance with guidelines adopted by and subject to review of the Board of Trustees. Manually priced securities held by the Funds (if any) are reviewed by the Board of Trustees on a quarterly basis. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified in Level 1 within the fair value hierarchy.

Fixed income securities - Fixed income securities are valued by a pricing service when the Advisor believes such prices are accurate and reflect the fair market value of such securities. If the Advisor decides that a price provided by the pricing services does not accurately reflect the fair market value of the securities, when prices are not readily available from a pricing service or when restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Advisor. Short term investments in fixed income securities with maturities of less than 60 days when

NOTE 3. SECURITIES VALUATIONS – continued

acquired, or which subsequently are within 60 days of maturity, are valued by using the amortized cost method of valuation. Generally, fixed income securities are categorized as Level 2 within the fair value hierarchy.

The following table summarizes the inputs used to value each Fund's assets measured at fair value as of December 31, 2011:

Ancora Income Fund

Valuation Inputs of Assets	Level 1	Level 2	Level 3	Total
Corporate Bond Trust Certificates	$7,606,577	$ -	$ -	$7,606,577
Preferred Securities	$2,291,610	-	-	$2,291,610
Investment Companies	$8,701,833	-	-	$8,701,833
Preferred Real Estate Investment Trusts	$4,200,825	-	-	$4,200,825
Money Market Securities	$1,270,374	-	-	$1,270,374
Total	$24,071,219	$ -	$ -	$24,071,219

Ancora Equity Fund

Valuation Inputs of Assets	Level 1	Level 2	Level 3	Total
Common Stock	$7,715,530	$ -	$ -	$7,715,530
Investment Companies	$1,177,120			$1,177,120
Money Market Securities	$342,621	-	-	$342,621
Total	$9,235,271	$ -	$ -	$9,235,271

Ancora MicroCap Fund

Valuation Inputs of Assets	Level 1	Level 2	Level 3	Total
Common Stock	$6,748,366	$ -	$ -	$6,748,366
Money Market Securities	$736,411	-	-	$736,411
Total	$7,484,777	$ -	$ -	$7,484,777

Ancora Special Opportunity Fund

Valuation Inputs of Assets	Level 1	Level 2	Level 3	Total
Common Stock	$5,890,373	$ -	$ -	$ 5,890,373
Investment Companies	$2,227,616	-	-	2,227,616
Money Market Securities	$252,414	-	-	252,414
Total	$8,370,403	$ -	$ -	$ 8,370,403

The Funds did not hold any Level 3 assets during the year ended December 31, 2012. For more detail on the investments in securities please refer to the Schedule of Investments. The Funds did not hold any derivative investments at any time during the year ended December 31, 2012. There were no transfers into or out of any levels during the year ended December 31, 2012 in the Ancora Funds.

The following table sets forth a summary of the changes in the fair value of each Fund's investments in affiliated issuers for the year ended December 31, 2012:

Ancora MicroCap Fund

Mace Security International, Inc.	Investments
Balance Beginning at December 31, 2011	$ 27,750
Net Realized Gain/Loss on Sale of Investments	-
Net Change in Unrealized Appreciation on Investments Held at Year End	25,500
Net Purchases	-
Net Sales	-
Balance End at December 31, 2012	53,250

PVF Capital Corp.	Investments
Balance Beginning at December 31, 2011	$ 16,611
Net Realized Gain/Loss on Sale of Investments	-
Net Change in Unrealized Appreciation on Investments Held at Year End	14,310
Net Purchases	15,288
Net Sales	-
Balance End at December 31, 2012	46,209

NOTE 3. SECURITIES VALUATIONS - continued

Ancora Special Opportunity Fund

PVF Capital Corp.	Investments
Balance Beginning at December 31, 2011	$ 301,350
Net Realized Gain/Loss on Sale of Investments	7,491
Net Change in Unrealized Appreciation on Investments Held at Year End	144,601
Net Purchases	30,724
Net Sales	(46,166)
Balance End at December 31, 2012	438,000

Mace Security International, Inc.	Investments
Balance Beginning at December 31, 2011	$ 476,258
Net Realized Gain/Loss on Sale of Investments	(9,413)
Net Change in Unrealized Appreciation on Investments Held at Year End	446,451
Net Purchases	-
Net Sales	(946)
Balance End at December 31, 2012	912,350

NOTE 4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES

The Trust retains Ancora Advisors LLC to manage the Funds' investments. As a controlling member of the Advisor, Richard A. Barone, Chairman of the Trust, is regarded to control the Advisor for purposes of the 1940 Act. Under the terms of the Investment Advisory Agreement, (the "Agreement"), the Advisor manages the Funds' investments in accordance with the stated policies of the Funds, subject to approval of the Board. The Advisor makes investment decisions for each Fund and places the purchase and sale orders for portfolio transactions. As compensation for management services, the Income Fund, Equity Fund, MicroCap Fund and Special Opportunity Fund are obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 1.00% of the average daily net assets of each Fund. For the year ended December 31, 2012, the Advisor earned fees of $220,980 from the Income Fund, $94,841 from the Equity Fund, $72,651 from the MicroCap Fund, and $79,741 from the Special Opportunity Fund. At December 31, 2012, payables to the Advisor were $17,631, $7,968, $6,308, and $6,903 for the Income Fund, Equity Fund, MicroCap Fund, and Special Opportunity Fund, respectively. The Advisor has voluntarily agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the Income Fund to 2.00% for Class C shares and 1.75% for Class D shares. As of January 1, 2013, the Fund has voluntarily agreed to waive management fees of Income Fund Class D shares to 1.285% until at least December 31, 2013, but can be terminated by a vote of the Board of Trustees of the Trust if they deem the termination to be beneficial to the Fund shareholders. For the year ended December 31, 2012, the Advisor waived management fees of $1,401 and $709, for the Income Fund Class C and Class D shares, respectively. These waivers may be discontinued at any time. As of January 1, 2013 the Advisor has voluntarily agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the MicroCap Fund to 1.60% for Class D shares until at least December 31, 2013, but can be terminated by a vote of the Board of Trustees of the Trust if they deem the termination to be beneficial to the Fund shareholders. For the year ended December 31, 2012 the Advisor has voluntarily agreed to waive its fee and/or reimburse the Equity Fund, MicroCap Fund, and Special Opportunity Fund in an amount, if any, by which each of the Fund's total annual operating expenses exceed 5% of the average net assets of such fund. The Advisor is entitled to recover such waived amounts within the same fiscal year in which the Advisor reduced its fee. No recoupment will occur except to the extent that the Fund's expenses, together with the amount recovered, do not exceed the applicable expense limitation.

The Funds have adopted a Distribution and Shareholder Servicing Plan (each such plan, a "Distribution Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940 for each class of shares authorized. The principal activities for which payments will be made include (i) compensation of securities dealers (including Ancora Securities Inc.) and others for distribution services and (ii) advertising. In addition, each of the Funds shall pay service fees pursuant to agreements with dealers (including Ancora Securities Inc.) or other services. Richard A. Barone, Chairman of the Trust and controlling shareholder of Ancora Capital, Inc., the parent company of Ancora Securities Inc., has an indirect financial interest in the operation of the Plan.

NOTE 4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES - continued

For the year ended December 31, 2012 the fees earned and payable were as follows:

Fund	Annual Rate	Fees Earned	Amount payable at December 31, 2011
Income Fund			
Class C	0.50%	$70,098	
Class D	0.25%	$20,196	
		$90,294	$ 7,748
Equity Fund			
Class C	0.75%	$51,460	
Class D	0.25%	$6,557	
		$58,017	$ 5,566
MicroCap Fund			
Class C	0.75%	$7,740	
Class D	0.25%	$15,583	
		$23,323	$ 3,935
Special Opportunity Fund			
Class C	0.75%	$38,348	
Class D	0.25%	$7,152	
		$45,500	$ 4,830

As of January 1, 2013, the Fund has eliminated all distribution fees for Class D shares of the Income Fund, Equity Fund, MicroCap Fund, and Special Opportunity Fund.

The Funds have entered into an Administration Agreement with Ancora Capital, Inc. Pursuant to the Administration Agreement, each of the Funds will pay an administration fee equal to 0.10% of average net assets of each Fund monthly. Under the Administration Agreement, Ancora Capital, Inc. will assist in maintaining office facilities, furnish clerical services, prepare and file documents with the Securities and Exchange Commission, coordinate the filing of tax returns, assist with the preparation of the Funds' Annual and Semi-Annual Reports to shareholders, monitor the Funds' expense accruals and pay all expenses, monitor the Funds' sub-chapter M status, maintain the Funds' fidelity bond, monitor each Funds' compliance with such Funds' policies and limitations as set forth in the Prospectus and Statement of Additional Information and generally assist in the Funds' operations. For the year ended December 31, 2012, Ancora Capital Inc. earned $22,099 from the Income Fund, $9,484 from the Equity Fund, $7,265 from the MicroCap Fund, and $7,974 from the Special Opportunity Fund. As of December 31, 2012, Ancora Capital Inc. was owed $1,974, $797, $631, and $690 by the Income Fund, Equity Fund, MicroCap Fund, and Special Opportunity Fund, respectively, for administrative services.

The Funds' Board of Trustees has determined that any portfolio transaction for any of the Funds may be effected through Ancora Securities Inc., if, in the Advisor's judgment, the use of Ancora Securities Inc. is likely to result in price and execution at least as favorable as those of other qualified brokers, and if, in the transaction, Ancora Securities Inc. charges the Funds a commission rate consistent with those charged by Ancora Securities Inc. to comparable unaffiliated customers in similar transactions. For the year ended December 31, 2012, Ancora Securities, Inc. received commissions on security transactions of $44,326 for the Income Fund, $5,584 for the Equity Fund, $8,695 for the MicroCap, and $34,034 for the Special Opportunity Fund.

The Trust retains Ancora Securities, Inc. (The "Distributor"), to act as the principal distributor of its shares. The Distributor is an affiliate of the Adviser and serves without compensation other than fees paid to Ancora Securities under the 12b-1 Plan.

NOTE 5. INVESTMENTS

For the year ended December 31, 2012, purchases and sales of investment securities, other than short-term investments and short-term U.S. Government obligations were as follows:

	Income Fund	Equity Fund	MicroCap Fund	Special Opportunity Fund
Purchases				
U.S. Government Obligations	$ -	$ -	$ -	$ -
Other	$ 27,198,103	$ 3,428,083	$ 1,710,345	$ 9,158,903

NOTE 5. INVESTMENTS - continued

Sales

U.S. Government Obligations	$	-	$	-	$	-	$	-
Other	$	23,483,575	$	4,335,083	$	1,708,532	$	9,165,502

At December 31, 2012, the costs of securities for federal income tax purposes were $23,171,031, $7,455,200, $6,855,722, and $7,696,427 for the Income Fund, Equity Fund, MicroCap Fund, and Special Opportunity Fund respectively.

As of December 31, 2012, the net unrealized appreciation (depreciation) of investments for tax purposes was as follows:

	Income Fund	Equity Fund	MicroCap Fund	Special Opportunity Fund
Gross Appreciation	$ 996,134	$ 2,068,799	$ 1,473,996	$ 1,111,403
Gross (Depreciation)	(95,946)	(288,728)	(844,941)	(437,427)
Net App. (Dep.) on Investments	$ 900,188	$ 1,780,071	$ 629,055	$ 673,976

NOTE 6. DISTRIBUTIONS TO SHAREHOLDERS

The tax character of distributions paid during the year ended December 31, 2012 is as follows:

	Income Fund Class C	Income Fund Class D	Equity Fund Class C	Equity Fund Class D
Ordinary income	$ 927,935	$ 565,033	$ -	$ -
Short-term capital gain	-	-	-	-
Long-term capital gain	-	-	-	-
Return of capital	-	-	-	-
	927,935	$ 565,033	$ -	$ -

	MicroCap Fund Class C	MicroCap Fund Class D	Special Opportunity Fund Class C	Special Opportunity Fund Class D
Ordinary income	$ -	$ -	$ 3,660	$ 2,062
Short-term capital gain	5,786	39,611	-	-
Long-term capital gain	52,121	356,778	-	-
Return of capital	-	-	-	-
	$ 57,907	$ 396,389	$ 3,660	$ 2,062

The tax character of distributions paid during the year ended December 31, 2011 is as follows:

	Income Fund Class C	Income Fund Class D	Equity Fund Class C	Equity Fund Class D
Ordinary income	$ 773,150	$ 452,071	$ -	$ -
Short-term capital gain	-	-	-	-
Long-term capital gain	-	-	-	-
Return of capital	74,432	41,308	-	-
	$ 847,582	$ 493,379	$ -	$ -

	MicroCap Fund Class C	MicroCap Fund Class D	Special Opportunity Fund Class C	Special Opportunity Fund Class D
Ordinary income	$ -	$ -	$ -	$ -
Short-term capital gain	2,847	16,971	-	-
Long-term capital gain	69,918	416,788	-	-
Return of capital	-	-	-	-
	$ 72,765	$ 433,759	$ -	$ -

NOTE 6. DISTRIBUTIONS TO SHAREHOLDERS - continued

Under current law, capital losses and specified gains realized after October 31, and net investment losses realized after December 31 of a Fund's fiscal year may be deferred and treated as occurring on the first business day of the following fiscal year for tax purposes. As of December 31, 2012, the Equity Fund elected to defer $19,604 of Post-October Capital Losses.

As of December 31, 2012, the components of distributable earnings on a tax basis were as follows:

	Income Fund	Equity Fund	MicroCap Fund	Special Opportunity Fund
Accumulated undistributed ordinary income	$ -	$ -	$ -	$ -
Accumulated undistributed capital gain (capital loss carry forward)	(686,097)	(1,575,930)	122,377	(916,671)
Unrealized appreciation (depreciation)	900,188	1,780,071	629,055	673,976
	$ 214,091	$ 204,141	$ 751,432	$ (242,695)

NOTE 7. CAPITAL LOSS CARRYFORWARDS

At December 31, 2012, the Funds had available for federal purposes, the following unused capital loss carry forwards.

Expiration Date	Income Fund	Equity Fund	MicroCap Fund	Special Opportunity Fund
2016	$ -	$ -	$ -	$ -
2017	$ 686,097	$ 1,575,930	$ -	$ 916,671
Total	$ 686,097	$ 1,575,930	$ -	$ 916,671

During the year ended December 31, 2012, the Income Fund utilized $1,380,789 of its capital loss carryforward, the Equity Fund utilized $201,438 of its capital loss carryforward, and the Special Opportunity fund utilized $91,378 of its capital loss carryforward.

NOTE 8. BENEFICIAL OWNERSHIP

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the fund, under Section 2(a)(9) of the Investment Company Act of 1940. As of December 31, 2011 Pershing & Company owned, for the benefit of its customers, the following percentages of the outstanding shares:

Income Fund Class C	94.64%
Income Fund Class D	92.73%
Equity Fund Class C	97.93%
Equity Fund Class D	89.90%
MicroCap Fund Class C	98.71%
MicroCap Fund Class D	94.67%
Special Opportunity Fund Class C	99.04%
Special Opportunity Fund Class D	96.77%

NOTE 8. SUBSEQUENT EVENTS

As of January 1, 2013, all Class D shares have been changed to Class I shares. In addition, the Board of Trustees approved expense caps for each Fund as noted in Note 4.

Effective January 1, 2013, the Funds have entered into an administration agreement with the Ancora Group, Inc. to act as successor service provider replacing Ancora Capital, Inc.

Effective January 1, 2013 the Trust added the Ancora/Thelen Small-Mid Cap Fund. This new mutual fund will be offered with Class C and Class I shares. Through February 26, 2013 the Fund has over $20.9 million in assets. The Fund will have an expense cap of 1.39% for the Class I shares.

NOTE 8. SUBSEQUENT EVENTS – continued

PORTFOLIO HOLDINGS DISCLOSURE POLICY (UNAUDITED)

The Funds' disclose their portfolio holdings in the following manner: (i) the funds file complete schedules of portfolio holdings with the Commission for the first and third quarter each year on Form N-Q; (ii) the Funds' form N-Q are available on the Commission website at http:www.sec.gov and in annual and semi-annual reports to shareholders' (iii) the Funds' Form N-Q may be reviewed and copied at the Commission Public Reference Room in Washington, DC, and that information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330; (iv) on the Funds' internet site www.ancorafunds.com approximately 10 days after the end of each fiscal quarter, which information is current as of the end of such fiscal quarter' and (v) is available upon request by contacting the Funds in writing or by phone.

PROXY VOTING (UNAUDITED)

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities and information regarding how the Funds voted those proxies during the most recent 12 month period ended June 30, is available without charge upon request by (1) calling the Funds at (866) 626-2672; and (2) from the Funds' documents filed with the Securities and Exchange Commission ("SEC") on the SEC's website at www.sec.gov.

ADVISORY RENEWAL AGREEMENT (UNAUDITED)

At a Board meeting held on August 14, 2012, the continuation, for an additional year, of the Management Agreement dated November 1, 2006 between the Funds and Ancora Advisors, LLC (the "Advisor") was voted on.

In order to fulfill their fiduciary duties pursuant to Section 15 of the 1940 Act, the Trustees reviewed the Management Agreement between the Trust and the Advisor pursuant to which the Advisor provides investment advisory services to each of the Funds. The Board was provided a copy of the Management Agreement and a memorandum of counsel to the Trust outlining the duties of the Board with respect to approval of continuation of the Management Agreement. The Advisor presented the Board with, among other things, materials showing management fees paid by comparable funds and the profitability of the Management Agreement for the Adviser.

In determining whether to approve the continuation of the Agreement, the Board, including the Interested Trustees, considered the fairness and reasonableness of the terms of the Agreement with respect to each Fund. The Board considered the factors discussed below, among others. No single factor determined whether the Board approved the continuation of the Agreement. Instead, the Board made its decision based on a totality of the circumstances.

Nature, Extent and Quality of Services.   The Board concluded that the Advisor has a high level of expertise in managing assets of the type held by the Funds and that the services that have been provided by the Advisor to the Funds are of high quality. The Board noted in particular the high quality of the Advisor's management working on Fund matters.

With respect to Ancora Income Fund, the Board considered that the Fund is actively managed compared to other income funds. The Board also noted that the Advisor seeks to obtain better results than a typical income fund might expect by diligently seeking out convertible securities and closed-end funds that become available at a price lower than their underlying value. With respect to Ancora Equity Fund, Ancora MicroCap Fund and Ancora Special Opportunity Fund, the Board considered that these Funds are actively managed. With respect to the MicroCap Fund, the Board noted that the Advisor and Portfolio Manager have considerable experience and a very positive reputation with respect to investing in microcap stocks.

The Board also noted the benefit to the Funds of the research capabilities and professional expertise of the Ancora organization as a whole.

Comparisons. The Board also reviewed information regarding management fees charged by advisers to other smaller funds. This chart showed that the 1.0% management fee charged to the Funds is equal to or below the fees paid by many other comparably sized funds. In light of these comparisons, the Board concluded that the terms of the Agreement are fair and reasonable. The Board also noted that the Advisor does not benefit from any "soft dollar" or similar arrangements with respect to the Funds.

The Board also considered the management fee waivers for the Income Fund and MicroCap Fund.

Investment Performance. The Board also discussed the investment performance of the Funds for various periods since inception, including Morningstar ratings. Generally, two of the four Funds have performed above the comparable indexes. Overall, the Board determined that the performance of the Funds has been satisfactory.

ADVISORY RENEWAL AGREEMENT (UNAUDITED) – continued

Cost and Profitability. The Board also considered the profitability of the Agreement to the Advisor and to The Ancora Group. The Board noted that the Funds are not expected to have substantial assets for some time, and, therefore, it is not anticipated that the Agreement will be particularly profitable to the Advisor or The Ancora Group. The Board reviewed cost data showing that the profits made by the Adviser and its affiliates in respect of their activities on behalf of the Funds were quite modest. The Board noted that at this time the Advisor's compensation is not high relative to the experience of the Advisor and the nature and quality of the services performed by the Advisor.

With respect to Ancora Securities, Inc., the Board considered the reasonableness of brokerage commissions paid. The Board determined that the commissions paid to Ancora Securities, Inc. are reasonable relative to the market rates. Moreover, the volume of such commissions was not significant.

Economies of Scale. The Board noted that at this time, the fee structure does not account for the benefit of economies of scale because the Funds have insufficient assets for economies of scale to be realized. Currently, the fee structure provides for a flat percentage rate. Once assets under management grow to substantially higher levels, economies of scale may begin to take effect and benefit the Advisor. At such future time, it may be appropriate for the Board to review the fee structure to determine whether the management fees as a percent of assets under management might be reduced. The Board noted that any such discussion was premature at this time since assets would have to grow substantially above current levels before economies of scale would be realized for the Advisor. Again, the management fee waiver discussed above was considered.

Other Factors. The Board also noted that the Management Agreement is terminable by either party on 60 days notice. The Board noted that, under the requirements of the 1940 Act, it would regularly review the terms of the Agreement in light of changing conditions and seek to amend or terminate the Agreement as necessary.

After its consideration of the above, the Board concluded that the terms of the Management Agreement are fair and reasonable and in the best interests of each Fund and its respective shareholders.

FUND EXPENSES

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED)

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, reinvested dividends, or other distributions; redemption fees; and exchange fees; and (2) ongoing costs, including management fees; distribution and/or service (12b-1) fees; and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from July 1, 2011 to December 31, 2011.

Actual Expenses
The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes
The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ancora Income Fund	Beginning Account Value 07/01/12	Ending Account Value 12/31/12	Expenses Paid During the Period* 07/01/12 to 12/31/12
Actual			
Class C	$ 1,000.00	$ 1,025.65	$ 10.18
Class D	$ 1,000.00	$ 1,027.31	$ 8.92
Hypothetical (5% Annual Return before expenses)			
Class C	$ 1,000.00	$ 1,015.08	$ 10.13
Class D	$ 1,000.00	$ 1,016.34	$ 8.87
* Expenses are equal to the Fund's annualized expense ratio of 2.00% and 1.75%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).			

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED) - (continued)

Ancora Equity Fund	Beginning Account Value 07/01/12	Ending Account Value 12/31/12	Expenses Paid During the Period* 07/01/12 to 12/31/12
Actual			
Class C	$ 1,000.00	$ 1,048.56	$ 13.39
Class D	$ 1,000.00	$ 1,050.81	$ 10.83
Hypothetical (5% Annual Return before expenses)			
Class C	$ 1,000.00	$ 1,012.07	$ 13.15
Class D	$ 1,000.00	$ 1,014.58	$ 10.63

* Expenses are equal to the Fund's annualized expense ratio of 2.60% and 2.10%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

Ancora MicroCap Fund	Beginning Account Value 07/01/12	Ending Account Value 12/31/12	Expenses Paid During the Period* 07/01/12 to 12/31/12
Actual			
Class C	$ 1,000.00	$ 1,055.49	$ 14.83
Class D	$ 1,000.00	$ 1,057.93	$ 12.26
Hypothetical (5% Annual Return before expenses)			
Class C	$ 1,000.00	$ 1,010.71	$ 14.51
Class D	$ 1,000.00	$ 1,013.22	$ 11.99

* Expenses are equal to the Fund's annualized expense ratio of 2.86% and 2.37%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

Ancora Special Opportunity Fund	Beginning Account Value 07/01/12	Ending Account Value 12/31/12	Expenses Paid During the Period* 07/01/12 to 12/31/12
Actual			
Class C	$ 1,000.00	$ 1,130.92	$ 14.46
Class D	$ 1,000.00	$ 1,134.11	$ 11.80
Hypothetical (5% Annual Return before expenses)			
Class C	$ 1,000.00	$ 1,011.56	$ 13.65
Class D	$ 1,000.00	$ 1,014.08	$ 11.14

* Expenses are equal to the Fund's annualized expense ratio of 2.70% and 2.20%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

TRUSTEES, OFFICERS, & SERVICE PROVIDERS

TRUSTEES, OFFICERS, & SERVICE PROVIDERS

The Board of Trustees is responsible for managing the Funds' business affairs and for exercising each Fund's powers except those reserved for the shareholders. The day-to-day operations of the Funds are conducted by its officers. The following table provides biographical information with respect to each current Trustee and officer of the Funds.

Name, Address and Age	Position(s) Held with the Fund	Term of Office [2] and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships
Independent Directors:					
Raj Aggarwal College of Business Administration University of Akron Akron, OH 44325 65	Trustee	Since November 15, 2003	Frank C. Sullivan Professor of International Business and Finance at University of Akron from 2006 to present and the former Dean of the College of Business Administration. Firestone Chair and Professor of Finance at Kent State University from 1999 to the 2006; Mellon Chair in and Professor of Finance at John Carroll University from 1987 to 1999.	4	None.
Donald Lerner 200 North Folk Dr., Bentleyville, OH 44022 77	Trustee	Since November 15, 2003	Consultant to the marking device industry and private investor. Owner of Ace Rubber Company (marking devices) until 1999.	4	None.
Anne Peterson Ogan 115 West Juniper Lane, Moreland Hills, OH 44022, 65	Trustee	Since November 15, 2003	President of The Proper Analysis Corp. (investment management firm) from 1993 to the present.	4	None.
Interested Director:					
Richard A. Barone [1] 2000 Auburn Drive, Suite 300 Cleveland, Ohio 44122 70	Chairman, Trustee and Portfolio Manager	Since August 2, 2003	Portfolio Manager of the Ancora Funds since 2004; Chairman, Director and Portfolio Manager of Ancora Advisors LLC since 2003; Chairman and Director of Ancora Capital, Inc. since 2002; Chairman and Director of Ancora Securities, Inc. since 2000; Chairman and Director of the Ancora Group Inc. since 2010; member of the Executive Committee of the Ancora entities since 2006; Portfolio Manager of Fifth Third Investment Advisors from 2001 to 2003; Chief Executive Officer of Maxus Investment Group (financial services) until 2001; Portfolio Manager of Maxus Income Fund, Maxus Equity Fund and Maxus Aggressive Value Fund until 2001	4	The Stephen Company (TSC) Mace Security International (MACE)
Officers:					
Joseph M Spidalieri 2000 Auburn Dr. Cleveland, OH 44122 34	Chief Compliance Officer	Since March 1, 2011	Chief Compliance Officer of Ancora Advisors LLC; Director of Compliance of Ancora Securities, Inc.; Director of Compliance of Ancora Capital Inc.; Director of Compliance of The Ancora Group Inc.	4	None.
Bradley A. Zucker 2000 Auburn Dr. Cleveland, OH 44122 39	Secretary	Since August 2, 2003	Chief Financial Officer of Ancora Advisors LLC; Chief Financial Officer and Director of Ancora Securities, Inc.; Chief Financial Officer and Director of Ancora Capital Inc.; Chief Financial Officer and Director of The Ancora Group Inc.; member of the Executive Committee for the Ancora entities	4	None.

(1) Richard A. Barone is considered an "interested person" as defined in Section 2(a) (19) of the 1940 Act by virtue of his affiliation with the Advisor.

(2) Each trustee holds office for an indefinite term until the earlier of (i) the election of his or her successor or (ii) the date the trustee dies, resigns or is removed.

INVESTMENT ADVISOR
Ancora Advisors LLC
2000 Auburn Drive,
Suite 300
Cleveland, OH 44122

DISTRIBUTOR
Ancora Securities, Inc.
2000 Auburn Drive,
Suite 300
Cleveland, OH 44122

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Cohen Fund Audit Services, Ltd.
1350 Euclid Avenue, Suite 800
Cleveland, Ohio 44115

LEGAL COUNSEL
McDonald Hopkins LLC
2100 Bank One Center
600 Superior Avenue E.
Cleveland, OH 44114

CUSTODIAN
U.S. Bank N.A.
425 Walnut Street
Cincinnati, OH 45202

TRANSFER AGENT AND FUND ACCOUNTANT
Mutual Shareholder Services, LLC.
8000 Town Centre Drive Suite 400
Broadview Heights, OH 44147

This report is intended only for the information of shareholders or those who have received the Funds' prospectus which contains information about the Funds' management fee and expenses. Please read the prospectus carefully before investing.

The Funds' Statement of Additional Information includes additional information about the Funds and is available upon request at no charge by calling the Fund.

Distributed by Ancora Securities, Inc.
Member FINRA/SIPC